Exhibit 99.2

RIZOBACTER ARGENTINA SA

Dr. Arturo Frondizi Avenue No. 1150, Industrial Park 2700

Pergamino (Buenos Aires Province)

Annual Report and Consolidated Financial Statements for the

fiscal year ended June 30, 2025, presented comparatively –

Figures expressed in constant currency, in thousands of ARS

pesos.

Free translation from the original prepared in Spanish for publication in Argentina

RIZOBACTER ARGENTINA SA

Informative Review

In compliance with the provisions of the National Securities Commission in General Resolution No. 368/01, the Group's Board of Directors has approved this information report corresponding to the fiscal year ending June 30, 2025.

I. COMMENT ON THE ACTIVITIES OF THE RHIZOBACTER GROUP

At the end of fiscal year 42, from July 1, 2024, to June 30, 2025, the Rizobacter Group achieved total sales revenue of $205,107 million pesos, 17% more than the previous year in the same fiscal year.

The gross margin was $77.882 billion pesos, representing a 38% margin on sales revenue.

Administrative, commercial, and research expenses for the fiscal year amounted to $71.204 billion pesos, representing 35% of sales revenue, compared to $43.35 billion pesos for the previous fiscal year.

The consolidated operating result for the fiscal year was $3,671 million pesos, compared to $20,936 million for the same period of the previous fiscal year.

Net financial results reached a loss of $15.085 billion, compared to a net loss of $10.897 billion for the previous year.

The consolidated pre-tax result showed a loss of $11.414 billion pesos compared to the previous year's profit of $10.039 billion pesos.

As of June 30, 2025, the Group's liquidity level amounts to $21,141 million, registering a decrease of $58,281 million compared to the position at the beginning of the fiscal year.

Net cash flow provided by operating activities amounted to $52,027 million, net cash flow used in financing activities was $26,845 million, and net cash flow used in investing activities was $27,907 million.

Financial debt at year-end amounted to $1.7 million, structured as 76% short-term and 24% long-term. As of June 30, 2024, the debt composition was structured as 78% short-term and 22% long-term.

Millions of pesos	June 30, 2025	June 30, 2024
Current financial debt	135.017	114.234
Non-current financial debt	42.225	33.022
Total financial debt	177,242	147,256

Free translation from the original prepared in Spanish for publication in Argentina

II. STRUCTURE OF THE CONSOLIDATED FINANCIAL POSITION (values expressed in millions of pesos)

	June 30, 2025	June 30, 2024
Current Assets	238,034	314.611
Non-current Assets	237,465	89.372
Total Assets	475,499	403.983
Current Liabilities	219.111	235.189
Non-current liabilities	145.610	63,581
Total Liabilities	364,721	298,770
Controlling Equity	110,778	105.213
Non-controlling interests	-	-
Total Assets	110,778	105.213

III. CONSOLIDATED COMPREHENSIVE INCOME STRUCTURE (values expressed in millions of pesos)

	June 30, 2025	June 30, 2024
Revenue from sales of goods and services	205.107	175,323
Cost of sales	(127.225)	(107.855)
Changes in the net realizable value of agricultural products after harvest	82	(751)
Administration expenses	(23.477)	(14.696)
Selling expenses	(44.224)	(26.385)
Research and development expenses	(3.503)	(2.269)
Share of profit or loss of joint ventures and associates	(2.141)	(2.268)
Other income and expenses, net	(948)	(163)
Operating results	3.671	20,936

Other financial results	3.083	3.016
Financial cost	(18.168)	(13.913)
Results before income tax	(11.414)	10.039

Income tax	1.661	(3.785)
Result for the year	(9.753)	6.254

Other comprehensive income
Items that may be subsequently reclassified to profit and loss
Currency conversion effect	(605)	61
Effect of conversion to presentation currency	32,792	71,888
Total comprehensive income	22.434	78.203

Free translation from the original prepared in Spanish for publication in Argentina

IV. CONSOLIDATED CASH FLOW STRUCTURE (values expressed in millions of pesos)

	June 30, 2025	June 30, 2024
Net cash flow provided by operating activities	52.027	10.573
Net cash flow used in investing activities	(26.845)	(19.692)
Net cash flow (used in)/generated from financing activities	(37.304)	29.596
Exchange differences and changes in fair value on cash and cash equivalents	6.514	5.811
(Decrease) / Net increase in cash and cash equivalents	(5.608)	26.288

V. CONSOLIDATED STATISTICAL DATA

Revenues to the domestic market and exports (values expressed in millions of pesos)

	June 30, 2025	June 30, 2024
Domestic Market	169,050	148,266
Foreign Market	36.057	27.057
Total revenues	205.107	175,323

Revenues in units

Product family	U. Measure	June 30, 2025	June 30, 2024
Biotechnology	dose	11,433,079	28,425,989
Baits	kilos	577,420	1,098,245
Adjuvants	liters	6,133,283	6,401,244
Fertilizers	kilos	17,504,917	32,387,251
Chance	units	4,639,910	62,477,533
Therapeutic	liters	698,279	764,705
Seed Treatment	kilos	1,013,762	1,282,753
Third Party Formulation	liters	2,481,493	3,371,380
Stored Grains	kilos	-	224.245

Free translation from the original prepared in Spanish for publication in Argentina

VI. CONSOLIDATED RATIOS

		June 30, 2025	June 30, 2024
Debt Ratio	(Total Liabilities/Total Assets)	0.77	0.74
Debt to Equity Ratio	(Total Liabilities/Equity)	3.29	2.84
Current Ratio	(Current Assets/Current Liabilities)	1.09	1.34
Quick Ratio (Acid-Test Ratio)	(Refined Current Assets/Current Liabilities)	0.74	1.04
Return on Equity (“ROE”) using period-end equity	(Results before income tax /Equity)	(0.10)	0.10
Return on Assets	(Results before income tax /Total Assets)	(0.02)	0.02
Equity to Total Liabilities Ratio	(Eqyity/Total Liabilities)	0.30	0.35
Non-current Assets Ratio	(Non-current Assets/Total Assets)	0.50	0.22
ROE	Net Income (Does not include ORI) / Average Equity	(0.09)	0.06

VII. PERSPECTIVES

Global growth is slowing following rising trade barriers and greater policy uncertainty. Global growth is estimated to slow to 2.3% in 2025, with a modest recovery projected for 2026-2027. This scenario could worsen if trade restrictions intensify, or political uncertainty persists. Other risks include lower growth in major economies, geopolitical conflicts, and extreme weather events.

To counter these challenges, multilateral efforts are needed to promote a more predictable and transparent environment. Policymakers must keep inflation under control, strengthen fiscal balances, and advance structural reforms that improve institutional quality, stimulate private investment, and strengthen human capital and the labor market.

All emerging market and developing economy (EMDE) regions face a complex outlook. Growth projections for 2025 have been reduced compared to previous estimates. A slowdown is expected in East Asia, Europe and Central Asia, and to a lesser extent in South Asia. Latin America and the Caribbean are emerging as the regions with the lowest growth, affected by trade barriers and persistent structural weaknesses. In commodity -exporting regions , weakening external demand will also have a negative impact.

Argentina:

Argentina is shaping up to be the fastest-growing economy in the region in 2026, with a projected expansion of 3.9% according to the Institute for International Finance (IIF), driven by private consumption and investment following the elimination of exchange controls.

•	Inflation: It is expected to continue its decline, consolidating an environment of positive real rates.
•	Exchange rate: The sliding band system remains in place, with monthly adjustments of 1% and an estimated range of $1,200 to $1,600 per dollar by mid-2026.
•	Current account: A slight deficit is projected due to increased imports, although offset by agricultural and energy exports.
•	Reserves: They continue to be a focus of attention, with the BCRA making efforts to gradually restore them.

Agribusiness

Wheat: Production remains stable at around 15 million tons, with good performance in core areas.

Corn: Acreage recovery after the 2025 decline, with estimates of more than 50 million tons.

Free translation from the original prepared in Spanish for publication in Argentina

Soybeans: They remain the dominant crop, although with a smaller surface area than in previous years due to rotation towards corn and specialty crops.

Agroindustrial exports: Sustained growth is projected, with a focus on Asian and European markets, leveraged by agreements such as Mercosur-EU.

Regarding Rizobacter, the Board of Directors reaffirms the strategy of focusing and growing its core business lines and target countries, maintaining adequate expense control, and developing projects associated with its strategy. Although the business faced certain challenges last year due to the deteriorating economic situation of agricultural producers and high inventory levels in the channel, the Group was able to maintain its market share in the contracted market. The outlook for the upcoming campaigns is favorable, based on an improvement in the country's macroeconomic context and the normalization of the climatic conditions affecting the agricultural sector.

The Group's financial situation was affected not only by the market conditions described above but also by a context of uncertainty generated by companies linked to the economic Group. In this context, significant progress has been made in optimizing working capital and adapting the cost structure to current market conditions. Discussions are also ongoing with local financial institutions to refinance existing liabilities and restore confidence, while long-term financing options or capital increases are being analyzed for the parent company, Bioceres Crop Solutions. The Board of Directors fully trusts the company's ability to resume a sound financing structure, which is highly affected by the Group's current external situation. See note 2.3 to the financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Rizobacter Argentina SA

Consolidated Financial Statements

For the fiscal year beginning July 1, 2024, and ending June 30, 2025, presented comparatively.

Content

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Consolidated Statement of Financial Position

Statement of Changes in Consolidated Equity

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

Audit report issued by the independent auditors

Report of the Supervisory Commission

Free translation from the original prepared in Spanish for publication in Argentina

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Corresponding to the financial years ending June 30, 2025 and 2024

(Amounts expressed in thousands of pesos)

	Notes	June 30, 2025	June 30, 2024
Revenue from sales of goods and services		205.107.489	175,322,686
Cost of sales	7.1	(127,224,568)	(107,854,941)
Changes in the net realizable value of agricultural products after harvest		81,633	(750,792)
Administration expenses	7.2	(23,476,980)	(14,696,197)
Selling expenses	7.3	(44,223,922)	(26,385,080)
Research and development expenses	7.4	(3,502,851)	(2,268,709)
Share of profit or loss of joint ventures and associates	12	(2,141,367)	(2,267,782)
Other income and expenses, net	7.5	(948.176)	(162.545)
Operating results		3,671,258	20,936,640

Other financial results	7.6	3,083,489	3,015,920
Financial cost	7.6	(18,167,711)	(13,913,051)
Results before income tax		(11,412,964)	10,039,509

Income tax	10	1,661,384	(3,784,726)
Result for the year		(9,751,580)	6,254,783

Other comprehensive income		32,185,725	71,947,798
Items that may be subsequently reclassified to profit and loss		32,185,725	71,947,798
Currency conversion effect		(605.064)	61,283
Effect of conversion to presentation currency		32,790,789	71,886,515
Total comprehensive income		22,434,145	78.202.581

Result for the year attributable to:
Shareholders of the parent company		(9,751,614)	6,255,297
Non-controlling interests		34	(514)
		(9,751,580)	6,254,783
Total comprehensive income attributable to:
Shareholders of the parent company		22,433,982	78.202.719
Non-controlling interests		163	(138)
		22,434,145	78.202.581
Earnings per share
Basic and diluted result attributable to holders of common shares of the parent company	10	(243.79)	156.38

The accompanying Notes form part of these consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
2

STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts expressed in thousands of pesos)

	Notes	June 30, 2025	June 30, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9.6	23,898,221	29,505,898
Other financial assets	9.3	1,086,109	7,366,956
Trade receivables and other receivables	9.5	130.025.816	122,329,793
Trade receivables and other receivables from related parties	13	5,091,434	83.812.520
Income tax credit		1,091,936	408,726
Inventories	9.4	73,985,213	71,187,216
Biological assets		2,855,245	-
Total current assets		238,033,974	314.611.109

NON-CURRENT ASSETS
Other financial assets	9.3	128	172,969
Trade receivables and other receivables	9.5	4,356,076	2.015.012
Trade receivables and other receivables from related parties	13	95.809.117	-
Deferred tax asset	10	5,902,835	2,397,141
Investments in joint ventures and associates	12	23,579,287	16,224,784
Property, plant and equipment	9.1	69,922,676	51,036,028
Intangible assets	9.2	24,557,271	7,525,451
Rigth of use assets	9.8	13,337,632	10,000,887
Total non-current assets		237.465.022	89,372,272
Total assets		475,498,996	403.983.381

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts expressed in thousands of pesos)

	Notes	June 30, 2025	June 30, 2024
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9.11	61,866,415	47,533,050
Trade payables and other payables to related parties	13	8,596,307	42,635,455
Borrowings	9.7	135,016,893	114,234,416
Related-party Borrowings	13	-	17,661,969
Employee benefits and social security	9.12	5,217,077	3,561,284
Employee benefits and social security with related parties	13	65.006	135.178
Customer advances		4,533,236	2,540,972
Income tax payable		543,586	4,307,290
Consideration for acquisition		186.401	-
Lease liability	9.8	3,085,821	2,579,704
Total current liabilities		219.110.742	235.189.318

NON-CURRENT LIABILITIES
Trade payables and other payables to related parties	13	54,980,626	30
Borrowings	9.7	42,225,148	33,021,923
Related-party Borrowings	13	13,543,010	3,103,855
Deferred tax liabilities	10	23,638,286	19,400,371
Provisions	9.9	1,094,465	819.008
Consideration for acquisition		50.173	-
Lease liability	9.8	10,078,231	7,236,137
Total non-current liabilities		145,609,939	63,581,324
Total liabilities		364,720,681	298,770,642

EQUITY
Equity attributable to the owners of the parent company		110,777,935	105.212.522
Non-controlling interest		380	217
Total Equity		110,778,315	105,212,739
Total equity and liabilities		475,498,996	403.983.381

The accompanying Notes form part of these consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Corresponding to the financial years ending June 30, 2025 and 2024

(Amounts expressed in thousands of pesos)

	Attributable to the shareholders of the parent company											Non- controlling interests	Total Equity
Description	Share capital	Capital adjustment	Legal reserve	Optional reserve	IFRS Special Reserve	Reserve Acquisition Controlling share	Stock-based incentives	Unassigned Results	Conversion reserve	PP & E revaluation reserve	Equity attributable to the owners of the parent company
June 30, 2023	40,000	727,612	314,704	16,489,469	1,422,225	-	978.268	1,589,033	2,798,632	1,116,425	25,476,368	355	25,476,723
Distribution of results according to the Shareholders' Meeting on October 11, 2023
- Constitution of optional reserve	-	-	-	1,589,033	-	-	-	(1,589,033)	-	-	-	-	-
Result for the year	-	-	-	-	-	-	-	6,255,297	-	-	6,255,297	(514)	6,254,783
Currency conversion effect	-	-	-	-	-	-	-	-	60,907	-	60,907	376	61,283
Effect of conversion to presentation currency (Note 2.5)	-	-	802.402	45,995,086	3,626,256	-	3,214,167	6,209,372	9,192,676	2,846,556	71,886,515	-	71,886,515
Total Comprehensive Income	-	-	802.402	47,584,119	3,626,256	-	3,214,167	10,875,636	9,253,583	2,846,556	78.202.719	(138)	78.202.581
Stock incentives (Note 16)	-	-	-	-	-	-	1,533,435	-	-	-	1,533,435	-	1,533,435
June 30, 2024	40,000	727,612	1,117,106	64,073,588	5,048,481	-	5,725,870	12,464,669	12,052,215	3,962,981	105.212.522	217	105,212,739
Distribution of results according to the Shareholders' Meeting on October 15, 2024													-
- Constitution of optional reserve	-	-	-	6,255,297	-	-	-	(6,255,297)	-	-	-	-	-
Business Combination - Acquisition of Controlling Interest (Note 2.7)	-	-	-	-	-	(17,357,889)	-	-	-	-	(17,357,889)	-	(17,357,889)
Result for the year	-	-	-	-	-	-	-	(9,751,614)	-	-	(9,751,614)	34	(9,751,580)
Currency conversion effect	-	-	-	-	-	-	-	-	(605.193)	-	(605.193)	129	(605.064)
Effect of conversion to presentation currency (Note 2.5)	-	-	355,805	21,927,709	1,607,973	-	1,979,577	2,015,058	3,642,433	1,262,234	32,790,789	-	32,790,789
Total Comprehensive Income	-	-	355,805	28.183.006	1,607,973	(17,357,889)	1,979,577	(13,991,853)	3,037,240	1,262,234	5,076,093	163	5,076,256
Stock incentives (Note 16)	-	-	-	-	-	-	489,320	-	-	-	489,320	-	489,320
June 30, 2025	40,000	727,612	1,472,911	92,256,594	6,656,454	(17,357,889)	8,194,767	(1,527,184)	15,089,455	5,225,215	110,777,935	380	110,778,315

The accompanying Notes form part of these consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
5

CONSOLIDATED STATEMENTS OF CASH FLOWS

Corresponding to the financial years ending June 30, 2025 and 2024

(Amounts expressed in thousands of pesos)

	Notes	June 30, 2025	June 30, 2024
OPERATIONAL ACTIVITIES
Result for the year		(9,751,580)	6,254,783

Adjustments to reconcile profit to net cash flows
Income tax	10	(1,661,384)	3,784,726
Financial results		870.510	11,948,010
Depreciation of property, plant and equipment	9.1	3,256,833	2,186,232
Amortization of intangible assets	9.2	1,072,724	831,050
Depreciation of leased assets	9.8	4,380,913	1,430,880
Stock options and stock incentives		1,894,624	2,225,861
Share of profit or loss of joint ventures and associates	12	2,141,367	2,267,782
Provisions for contingencies		340.122	251,800
Provision for impairment of trade receivables		6,354,993	(113,489)
Provision for obsolescence		1,099,133	234,676
Allowance for impairment of credit notes to be issued		839,866	1,097,584
Changes in the net realizable value of agricultural products after harvest		(81,633)	750,792
Impairment of projects under development	9.2	92.382	98.120
Proceeds from sales of equipment and intangible assets		(151,857)	(229,926)

Working capital adjustments
Decrease/(increase) in operating receivables		92.249.811	(52,515,603)
(Decrease) / Increase in operating payables		(33,891,455)	37,803,398
Increased inventories		(17,154,332)	(9,677,507)
Interest collected		125.486	1,943,799
Net cash flow provided by operating activities		52,026,523	10,572,968

The accompanying Notes form part of these consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
6

CONSOLIDATED STATEMENTS OF CASH FLOWS

Corresponding to the financial years ending June 30, 2025 and 2024

(Amounts expressed in thousands of pesos)

	Notes	June 30, 2025	June 30, 2024
INVESTMENT ACTIVITIES
Proceeds from sales of property, plant and equipment		370,766	306,589
Net loans granted to shareholders and other related parties		(28,275,805)	(11,897,248)
Proceeds from Investment		7,791,002	628,967
Investment in other financial assets		(310,890)	(3,626,890)
Purchase of property, plant and equipment	9.1	(4,153,072)	(3,700,871)
Purchase of intangible assets	9.2	(2,267,486)	(1,402,419)
Net cash flow used in investing activities		(26,845,485)	(19,691,872)

FINANCING ACTIVITIES
Proceeds from Borrowings		269,465,594	209.822.527
Repayments of borrowings		(292.235.914)	(165,620,755)
Interest payments		(8,811,713)	(12.199.102)
Leased assets payments	9.8	(5,722,346)	(2,406,432)
Net cash flow (used in) / generated by financing activities		(37,304,379)	29,596,238

(Decrease) / Increase in cash and cash equivalents		(12,123,341)	20,477,334

Exchange differences and changes in fair value on cash and cash equivalents		6,515,664	5,810,692
Net (Decrease)/Increase in cash and cash equivalents		(5,607,677)	26,288,026

Cash and cash equivalents at the beginning of the fiscal year	9.6	29,505,898	3,217,872
Cash and cash equivalents at year-end	9.6	23,898,221	29,505,898
Net (Decrease)/Increase in cash and cash equivalents	9.6	(5,607,677)	26,288,026

The accompanying Notes form part of these consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Index

1.	General information

2.	Accounting standards and bases of preparation

3.	New standards, amendments and interpretations issued by the IASB

4.	Summary of significant accounting policies.

5.	Critical accounting estimates and judgments

6.	Segment information

7.	Earnings per share

8.	Information on the components of the consolidated statement of financial position

9.	Information on the components of the consolidated statement of comprehensive income

10.	Income taxes

11.	Information on the components of Equity

12.	Joint ventures and associates

13.	Balances and transactions of shareholders and other related parties

14.	Cash flow information

15.	Financial Instruments – Risk Management

16.	Share-based payments

17.	Encumbered assets and restricted availability assets

18.	Contingencies, commitments and restrictions on the distribution of profits

19.	Compliance with the provisions of RG No. 629/2014 CNV.

20.	Economic context in which the Group operates

21.	Events after the reporting period

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

1.	GENERAL INFORMATION

Rizobacter Argentina SA (hereinafter "Rizobacter" or "The Group") was established on October 20, 1983, in the city of Pergamino. Its purpose is to develop microbiological products for the agricultural market. Through the Group and its subsidiaries, it operates in Argentina, Brazil, Uruguay, Paraguay, Bolivia, the United States, South Africa, Colombia, and France.

Rizobacter is a company whose Articles of Incorporation were registered with the Provincial Directorate of Legal Entities of the Province of Buenos Aires on October 20, 1983 under No. 15,284 File 1/32,501 with a term established until October 19, 2082. The last modification of its Bylaws was approved by Extraordinary General Assembly No. 59 dated October 27, 2020, which is registered with the Provincial Directorate of Legal Entities of the Province of Buenos Aires on February 1, 2022.

On October 19, 2016, 50.01% of the shares of Rizobacter Argentina SA were acquired by RASA Holding LLC and then on March 15, 2019, RASA Holding LLC acquired 29.99%, becoming an 80% stake, whose sole shareholder is BCS HOLDING INC, which in turn is 100% controlled by Bioceres Crops Solutivos Corp.

The composition of Rizobacter's share capital is described below:

Ordinary shares	Subscribed and integrated (Pesos)
Class “A” VN $1 – 5 Votes	40,000,000

The evolution of the share capital is as follows:

	June 30, 2025	June 30, 2024	June 30, 2023
Share capital at the beginning of the financial year	40,000,000	40,000,000	40,000,000
Share capital at the end of the financial year	40,000,000	40,000,000	40,000,000

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1	Preparation bases

The National Securities Commission (CNV), in Title IV “Periodic Information Regime” - Chapter III “Rules relating to the form of presentation and valuation criteria of financial statements” - Article 1, of its regulations, has established the application of Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) and its amendments, which adopts the IFRS Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB), for certain entities included in the public offering regime of Law No. 17,811, whether for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Additionally, the information required by the CNV, as indicated in Article 1, Chapter III, Title IV of RG No. 622/13, has been included. In accordance with CNV RG 873/20, the decision was made to disclose information on entities over which control, joint control, or significant influence is exercised in the notes to these financial statements.

The Consolidated financial statements are expressed in thousands of Argentine pesos ($ or “ARS”, interchangeably), without cents except for earnings per share, which are expressed at nominal value.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The preparation of these Consolidated financial statements, in accordance with the aforementioned accounting framework, requires estimates and evaluations that affect the amount of recorded assets and liabilities, and contingent assets and liabilities disclosed at the date of issuance of these Consolidated financial statements, as well as recorded income and expenses.

The Group makes estimates to calculate, for example, depreciation and amortization, the recoverable amount of non-current assets, income tax charges, certain labor charges, provisions for contingencies, labor, civil and commercial lawsuits, and bad debts. Actual future results may differ from the estimates and evaluations made at the date of preparation of these financial statements. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated financial statements, are described in Note 5.

2.2	Authorization to issue the Consolidated Financial Statements

These Consolidated Financial Statements have been approved by the Group's Board of Directors on September 8, 2025.

2.3	Basis of measurement

The Group's Consolidated Financial Statements have been prepared using:

•      Accrual basis of accounting (except for cash flow reporting). Under this accounting principle, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

•      going concern basis of accounting, taking into account the conclusion of the assessment made by Group Management in accordance with the requirements of paragraph 25 of IAS 1 Presentation of Financial Statements , as described below.

During the current fiscal year, the Group faced a temporary setback as a result of challenges in the Argentine market, primarily linked to the deteriorating economic situation of agricultural producers. This situation was driven by falling commodity prices and poor yield forecasts, which significantly affected income per hectare and resulted in lower investment in key inputs such as fertilizers and crop protection products.

The decline in demand, coupled with an agricultural input market with high inventory levels resulting from aggressive purchasing in previous years, generated additional pressure on prices and a lower adoption of high-value technologies like those offered by the Group. However, despite the overall contraction in the Argentine market, market share in strategic product families was maintained.

Additionally, the Group's financial situation was unfairly affected by the uncertainty generated by Bioceres SA—a subsidiary of Bioceres Group Limited and the Group's former controlling company—which defaulted on a portion of its financial debt in June 2025. This event has significantly impacted our relationship with local financial institutions. Since the end of August 2025, they have suspended access to previously available lines of credit, forcing the Group to rely almost exclusively on internally generated cash flow to meet its financial obligations.

It's worth noting that, while the financial difficulties facing agricultural producers have had a negative impact on activity, the outlook for the upcoming campaigns is favorable. This expectation is based on an improvement in the country's macroeconomic context and the normalization of the climatic conditions affecting the agricultural sector.

In this context, the Group is evaluating and implementing various alternatives to mitigate the current financial situation. In particular, significant progress has been made in optimizing working capital and adapting the cost structure to current market conditions. Discussions are also ongoing with local financial institutions to refinance existing liabilities and restore confidence, while long-term financing options or capital increases are being analyzed for the parent company, Bioceres Crop Solutions.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The generation of sufficient cash flow to meet our financial obligations over the next twelve months will depend on the success of these initiatives, the outcome of which cannot be guaranteed as they depend on factors beyond the Group's control. This situation indicate the existence of material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements do not include adjustments that might be necessary if the Group were unable to continue operating on a going concern basis, such as those related to the recoverability and classification of assets, or the amounts and classifications of liabilities.

2.4	Functional currency and presentation currency

a)	Functional and presentation currency

The information included in the financial statements is recorded in dollars, which is the Company's functional currency, that is, the currency of the primary economic environment in which the entity operates. It is presented in pesos, the legal currency in Argentina, in accordance with the requirements of the CNV.

b)	Foreign currency

Transactions in a currency other than the functional currency are recorded at the exchange rates applicable at the date the transactions are carried out. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the end of each reporting period. Exchange differences arising from the retranslation of unliquidated monetary assets and liabilities are recognized immediately in the income statement, except when foreign currency borrowings qualify as a hedge of a net investment in a foreign operation, for which the exchange differences are recognized in other comprehensive income and accumulated in the foreign currency reserve along with exchange differences arising from the retranslation of the foreign operation.

2.5	Conversion to the Group's presentation currency

Group 's results and financial position are translated into the presentation currency as follows at the end of each financial year:

- assets and liabilities are transferred at closing exchange rates;

- the results are transferred to transactional exchange rates;

- the results of conversion from functional currency to presentation currency are recognized in “Other comprehensive income”.

2.6	Classification of Other comprehensive income within the Group's equity

The Group classifies and accumulates directly in the retained earnings account, within equity, the translation differences generated by the Group's results (accumulated at the beginning and for the year).

Following the provisions of CNV General Resolution No. 941/22, the Group presents the conversion differences arising in the accounts of reserved profits and unallocated results, directly appropriated to the items that gave rise to them.

As a result of applying the policy described above, the conversion from a functional currency to a different presentation currency does not modify the way in which the underlying elements are measured, preserving the amounts, both results and capital to be maintained, measured in the functional currency in which they are generated.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

2.7	Subsidiaries

When the Group holds a controlling interest in an entity, that entity is classified as a subsidiary. The Group exercises control over the entity if these three conditions are met:

(i)	The Group has the power to direct or order the management of the administration and policies of the entity;

(ii)	The Group is exposed to variable returns of the entity; and

(iii)	The Group has the power to affect the variability of these returns.

Control is re-evaluated when facts and circumstances indicate that there could be a change in one of these control elements.

The Group's subsidiaries, all of which were included in the Group's consolidated financial statements, are listed below.

The Group holds a majority stake in the voting rights in all subsidiaries.

Denomination	Main activities	Country of incorporation and registered office	Percentage of shareholding
			June 30, 2025	June 30, 2024
Rizobacter do Brasil Ltda.	Sale of agricultural inputs	Brazil	100.00%	100.00%
Rizobacter del Paraguay SA	Sale of agricultural inputs	Paraguay	99.90%	99.90%
Rizobacter Uruguay	Sale of agricultural inputs	Uruguay	100.00%	100.00%
Rizobacter South Africa	Sale of agricultural inputs	South Africa	95.00%	95.00%
Eat. Agrop . Rizobacter de Bolivia SA	Sale of agricultural inputs	Bolivia	99.95%	99.95%
Rizobacter USA, LLC	Sale of agricultural inputs	USA	100.00%	100.00%
Rizobacter Colombia SAS	Sale of agricultural inputs	Colombia	100.00%	100.00%
Rizobacter France SAS	Sale of agricultural inputs	France	100.00%	100.00%
Bioceres Semillas SAU	Production and marketing of seeds	Argentina	100.00%	-

In June 2025, the Group entered into a share purchase agreement with its parent company, Bioceres Crop Solutions, through which it acquired 100% of the share capital of Bioceres Semillas SAU, an entity belonging to the same economic group. Bioceres Semillas is dedicated to the development and commercialization of seed technologies, focusing on high agronomic value and environmental benefits. The acquisition price was set at AR$2.9 million.

Since this is a business combination under common control, the transaction is excluded from the scope of IFRS 3. In line with the group's accounting policies, the Company applied the predecessor value method, which involves recording the acquired assets and liabilities using their previous carrying amounts. The difference between these carrying amounts and the acquisition price was recognized as a reserve in the acquirer's equity.

2.8	Conversion of financial statements of foreign businesses

The results and financial position of all subsidiaries (none of which have the currency of a hyperinflationary economy) that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

- Assets and liabilities at the end of the financial year are translated at the exchange rate on that date,

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

- Income and expenses are translated at the average exchange rate (unless such average does not represent a reasonable approximation of the cumulative effect of the exchange rates in effect at the date of each transaction, in which case such income and expenses are translated at the exchange rate in effect at the date of each transaction), and

- The resulting exchange differences are presented in other comprehensive income.

Goodwill and fair value adjustments arising from the acquisition of foreign entities are treated as assets and liabilities of the foreign entity and are translated at the exchange rate prevailing at closing. The resulting exchange differences are recognized in other comprehensive income.

When an investment is sold or disposed of, in whole or in part, exchange differences are recognized in the income statement as part of the gain or loss on sale/disposal.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)	The new standards indicated below are applicable to the current reporting period and are adopted by the Group.

-	IFRS 17, Insurance Contracts
This standard replaced IFRS 4, which permitted a wide variety of accounting practices for insurance contracts. IFRS 17 fundamentally changes the accounting practices of all entities that issue insurance contracts.
IFRS 17, “Insurance Contracts,” applies to insurance contracts regardless of the entity that issues them, so it does not apply only to traditional insurance entities.

-	Limited scope amendments to IAS 1, Practice Statement 2 and IAS 8
These amendments are intended to improve accounting policy disclosures and help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.

-	Amendment to IAS 12 – Deferred tax relating to assets and liabilities arising from a single transaction
These amendments require entities to recognize deferred taxes on transactions that, upon initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

-	Amendment to IAS 12 - International Tax Reform
These amendments provide entities with temporary relief from accounting for deferred taxes arising from the international tax reform of the Minimum Tax Implementation Manual. The amendments also introduce specific disclosure requirements for affected companies.

-	IFRIC Agenda Decision - Disclosure of Revenue and Expenses for Reportable Segments (IFRS 8)
At its July 2024 meeting, the IASB approved an IFRS CI agenda decision related to segment reporting. The decision addresses specific items of income and expense that should be disclosed for each reportable segment. Entities may find this agenda decision has implications for their segment reporting. The agenda decision is final and effective immediately.

-	Amendment to IFRS 16 – Sale and Leaseback
These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions in which some or all of the lease payments are variable lease payments that do not depend on an index or rate are more likely to be affected.

-	Amendment to IAS 1 – Non-current liabilities with agreements
These amendments clarify how conditions that an entity must meet within twelve months of the reporting period affect the classification of a liability. The amendments also aim to improve the information an entity provides regarding liabilities subject to these conditions.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing
These amendments require disclosures to improve the transparency of supplier financing arrangements and their effects on liabilities, cash flows, and liquidity risk exposure. The disclosure requirements are the IASB's response to investor concerns that some companies' supplier financing arrangements are insufficiently visible, making investor analysis difficult.

These modifications did not have a significant impact on the Group.

b)	The new standards listed below have not yet been adopted by the Group.

-	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments - The amendments are effective for annual reporting periods beginning on or after 1 January 2026.
-	Amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates in the Absence of Convertibility. The amendments are effective for annual reporting periods beginning on or after January 1, 2025.
-	IFRS 19 — Subsidiaries Not Publicly Accountable . The standard is effective for annual reporting periods beginning on or after January 1, 2027.
-	IFRS 18 — Presentation and Disclosure in Financial Statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027.

The new rules and amendments mentioned above are not expected to have a material impact on the Group.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.	Cash and cash equivalents

For the purposes of the statements of financial position and cash flow statements, cash and cash equivalents include cash on hand and at banks, and short-term, highly liquid investments. These investments can be readily converted into known amounts of cash and are subject to a small risk of change in value. In the consolidated statements of financial position, bank overdrafts are included in Borrowings under current liabilities.

4.2.	Inventories

They are initially recorded at cost and subsequently at cost or net realizable value, whichever is lower. Cost includes all purchase costs, conversion costs, and other costs incurred in bringing inventories to their current condition and location.

Weighted average cost is used to determine the cost of normally interchangeable items.

Estimates - Provision for obsolescence and low inventory turnover

The Group assesses the recoverability of inventory by considering its selling price, whether it is damaged, and whether it is obsolete in whole or in part.

Net realizable value is the selling price estimated to be achieved in the ordinary course of business, less completion costs and other selling expenses.

The Group establishes an allowance for obsolescence or slow inventory turnover for finished goods and goods in progress. The allowance for obsolescence or slow inventory turnover is recognized for finished goods and goods in progress based on an analysis conducted by management of inventory aging.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

4.3.	Biological assets

Growing crops are included as biological assets in current assets from planting to harvest (approximately 5 to 7 months depending on the crop). At harvest, biological assets are transformed into agricultural products, including seed varieties for resale, and are included in inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that the entity will receive the future economic benefits, and (b) the cost can be measured reliably. The Group capitalizes costs such as planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers, and the systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at the subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be measured reliably. Cost approximates fair value when little biological transformation has occurred since the costs were originally incurred or the impact of biological transformation on price is not expected to be significant.

Gains and losses arising from the measurement of biological assets at fair value less costs to sell and from the measurement of agricultural production at harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise under Initial recognition and changes in fair value of biological assets.

From the moment of harvest, agricultural products are measured at net realizable value because they are a market asset and the risk of not being sold is not significant.

Generally, the fair value estimate for biological assets is based on models or unobservable market information, and the use of unobservable information is significant to the overall valuation of the assets. Unobservable information is determined based on available information. Key assumptions include future market prices, estimated yields at harvest, estimated production cycle, future cash flows, future harvesting and other costs, and estimated discount rates.

Market prices are generally determined by reference to information observable in the primary market for agricultural products. Harvesting and other costs are estimated based on historical and statistical information. Yield is estimated based on various factors, including field location and soil type, environmental conditions, infrastructure and other constraints, and growth at the time of measurement. Yield is subject to a high degree of uncertainty and may be affected by various factors beyond the Group's control, including, but not limited to, extreme or unusual weather conditions, pests, and other grain diseases.

4.4.	Impairment of non-financial assets (excluding inventories and deferred tax assets)

Intangible assets that are not yet available for use or have an indefinite useful life are tested for impairment annually at the end of the reporting period. Other non-financial assets are tested for impairment when events or changes in circumstances occur that indicate their carrying amount may not be recoverable. When an asset's carrying amount exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

When it is not possible to estimate the recoverable amount of an individual asset, impairment testing is performed on a small group of assets to which it belongs, for which cash flows are separately identifiable (its Cash Generating Unit or CGU).

Impairment charges are included in the income statement unless they reverse profits previously recognized in Other comprehensive income.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Estimate - Recoverability of intangible assets

Impairment tests on intangible assets that are not yet available for use or have an indefinite useful life require significant assumptions for estimating future cash flows and determining discount rates. Significant assumptions and the determination of discount rates for impairment testing are explained in more detail in Note 9.2.

4.5.	Business combinations under common control

Business combinations under common control are excluded from the scope of IFRS 3. There is no other specific guidance on this topic in IFRS. Therefore, management should use its judgment to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management's chosen accounting policy for business combinations under common control is the Predecessor Value Method. This method involves recording the assets and liabilities of the acquired business using the existing carrying amounts. Differences between the carrying amount and the amount payable should be recorded as a contribution to equity.

The accounting policy chosen by Management is to use a prospective presentation method.

4.6.	Joint agreements

An associate is an entity over which the Group exercises significant influence. Significant influence is the ability to participate in decision-making related to the entity's financial and operating policies, but without control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual agreement granting joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is determined under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements in one of the following ways:

-	Joint ventures : if The Group is entitled only to the net assets of the joint arrangement.
-	Joint operations : whether The Group has both the rights to the assets and the obligations to the liabilities of the joint arrangement.

When determining the classification of interests in joint arrangements, the Group considers the following aspects:

-	the structure of the joint agreement;
-	the legal form of joint arrangements structured through a separate instrument;
-	the contractual terms of the joint agreement;
-	any other fact or circumstance (including any other contractual agreement).

The Group accounts for its interests in joint ventures using the equity method if its share of post-acquisition profit and loss and other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

Losses that exceed the Group's investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Results arising from transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors' interests in the joint ventures. The Group's share of the joint venture's profit or loss arising from a transaction is eliminated from the carrying amount of the investment in the joint venture under "Equity in profit (or loss) of joint ventures" in the consolidated statement of profit or loss and other comprehensive income.

Premiums paid on an investment in a joint venture that exceed the fair value of the Group's share of the acquired identifiable assets, liabilities, and contingent liabilities are capitalized and included in the carrying amount of the investment in the joint venture. If there is objective evidence of impairment of the investment in the joint venture, the carrying amount of the investment is tested for impairment in the same manner as for other non-financial assets.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

If the Group loses significant influence over an associate or joint control over a joint venture, it measures and recognizes its investments at fair value. The differences between the carrying amount of the associate or joint venture upon losing significant influence or joint control and the fair value of the investment and the sales revenue are recognized in the income statement.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, income and expenses in accordance with contractual rights and obligations.

For all joint arrangements structured in consolidated instruments, the Group must assess the substance of the joint arrangement when determining whether to classify it as a joint venture or joint operation . This assessment requires the Group to consider whether it has rights to the net assets of the joint arrangement (in which case it is classified as a joint venture) or rights and obligations in respect of specific assets, liabilities, expenses and revenues (in which case it is classified as a joint operation).

Estimates

There is uncertainty related to Management's estimates of the Group's ability to recover the carrying amounts of investments in joint ventures, as these estimates depend on the joint venture's ability to generate sufficient funds to complete development projects, the future outcome of the deregulation process for the projects, and the amounts and timing of cash flows from the projects, among other future events.

Management assesses whether there are indicators of impairment and, if so, performs a recoverability analysis.

Management's estimates of the recoverability of these investments represent the best estimate based on available evidence and existing facts and circumstances, using reasonable and probable assumptions in cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be necessary if the Group were unable to recover the carrying amount of the aforementioned assets by generating sufficient economic benefits in the future.

4.7.	Property, plant and equipment

Property, plant, and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to the property, plant, and equipment items. There are no unavoidable costs with respect to dismantling and disposal items.

Depreciation is calculated primarily using the straight-line method to allocate the cost or appraised values of property, plant and equipment, net of their residual values, over their estimated useful lives as follows:

Office equipment: 10 years

Vehicles: 5 years

Computer software and equipment: 3 years

Property by accession and useful assets: 10 years

Machinery and equipment: 10 years

Buildings: 50 years

However, for certain assets whose utilization is directly linked to the level of production, depreciation is determined using the units-of-production method, so that the depreciation charge reflects the actual pattern of consumption of the asset's future economic benefits.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The useful life and depreciation methods are reviewed annually in accordance with IAS 16.

The assets included in the Land and Buildings items are recorded at the fair value arising from the last revaluation performed in 2023, applying the revaluation model indicated by IAS 16.

Beginning with the fiscal year ended June 30, 2024, the Group modified its valuation policy for property, plant, and equipment and changed the revaluation frequency for items classified as land and buildings. Revaluations should never exceed five years in compliance with the maximum periods established by accounting standards, or if there are indications that the carrying amount differs significantly from the amount that could be determined using fair value at the end of the reporting period.

To obtain fair values, the existence or absence of an active market for assets in their current condition is considered. For assets for which an active market exists in their current condition, fair values are determined based on their market values. In all other cases, the market values of new comparable assets are analyzed by applying a discount based on the condition and wear and tear of each asset and considering the characteristics of each revalued asset (e.g., improvements made, maintenance status, productivity level, usage, etc.).

Estimates

The Group records certain types of property, plant and equipment using the revaluation method in accordance with IAS 16. The revaluation model requires the Group to record property, plant and equipment at their revaluation value, which is their fair value at the revaluation date less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires the Group to perform these revaluations with sufficient regularity so that the carrying amounts of property, plant and equipment do not differ significantly from those that would be determined using fair value at the end of the reporting period. Determining fair value at the revaluation date requires judgments, estimates and assumptions based on market conditions prevailing at the time of the revaluation. Changes in the Group's judgments, estimates and assumptions or in market conditions following a revaluation will change the fair value of the property, plant and equipment.

The Group prepares the appropriate revaluations regularly, taking into account the work of independent valuers. The Group uses different valuation techniques depending on the type of property being valued. Generally, the Group determines the fair value of buildings and industrial warehouses based on depreciated replacement cost. The Group determines the fair value of its land based on active market prices, adjusted, if necessary, for differences in the nature, location, or condition of the specific asset. If this information is unavailable, the Group may use alternative valuation methods, such as current prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Management regularly prepares fair values based on independent valuations. The determination of fair value for different classes of property, plant, and equipment is sensitive to the selection of significant assumptions and estimates. Changes in significant estimates and assumptions could significantly affect the determination of the revalued values of property, plant, and equipment. The Group uses historical experience, market information, and other internal information to determine and/or review appropriate revalued values.

The most significant assumptions used in preparing the revalued values for classes of property, plant and equipment are included below:

a)     Land: In general, the Group uses the market price per square meter for the same or similar location as the most significant assumption in determining the appraised value. The Group typically uses sales of comparable land in the same location to determine the adequacy of its land value.

b)     Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then adjusts it for natural wear and tear. Construction prices may include, among others, construction materials, labor costs, installation and assembly costs, site preparation, professional fees, and applicable taxes. Construction costs can differ significantly from year to year and are subject to macroeconomic changes in the Group's operating location, such as the impact of inflation and exchange rates. The construction cost of industrial buildings and warehouses is determined at the rate of one US dollar per square meter built . A 5% increase or decrease in construction costs or the estimate of natural wear and tear related to the assets could have an impact of $1,699 million on revalued values.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Increases in carrying amounts arising from the revaluation of land and buildings are recognized, net of tax, in Other comprehensive income and accumulated in reserves in equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is recognized first in profit or loss. Decreases that reverse previous increases in the same asset are first recognized in Other comprehensive income up to the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.8.	Leases

Leases are recognized as a right-of-use asset and corresponding liability on the date the leased asset is available for use by the Group. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated on a straight-line basis over the asset's useful life or the lease term, whichever ends first.

To determine the lease term, we consider all facts and circumstances that create an economic incentive to exercise the extension option or not exercise the termination option. Extension options (or periods following termination options) are only included in the lease term if there is a reasonable certainty that the lease will be extended (or not terminated).

Short-term leases are recognized on a straight-line basis as an expense in the income statement.

At initial recognition, the right-of-use asset is measured at the initial measurement value of the lease liability; the lease payments made on or before the commencement date, less lease incentives and initial direct costs incurred by the lessee. After initial recognition, right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any remeasurements of the lease liability. Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated term of the lease.

The lease liability is initially measured at the present value of the lease payments not yet paid at that date, including variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date; amounts expected to be paid by the lessee pursuant to residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; penalty payments upon termination of the lease, if the term indicates that the lessee will exercise the option to terminate the lease; and fixed payments, less lease incentive payments receivable. After the commencement date, we measure the lease liability by increasing the carrying amount to reflect the interest on the lease liability; decreasing the carrying amount to reflect the lease payments made; and remeasuring the carrying amount to reflect any revaluations or lease modifications.

The aforementioned data for the valuation of right-of-use assets and lease liabilities, including the determination of contracts within the scope of the standard, the contractual term, and the interest rate used in discounted cash flows, used estimates made by Management.

4.9.	Intangible assets

a)	Intangible assets acquired

Acquired intangible assets are initially recognized at fair value at the acquisition date (cost). After initial recognition, these assets are measured at cost less accumulated amortization and accumulated impairment losses .

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The intangible assets acquired have an estimated useful life (in years) as follows:

Software: 3 years

Trademarks and patents: 5 years

The useful life and amortization methods are reviewed annually in accordance with IAS 38.

Estimates

To measure the value of acquired intangible assets, generally accepted market measurement techniques are applied, primarily based on revenue recognition (such as excess profits, royalty exemptions, and "with or without"), considering the characteristics of the assets to be measured and the information available to estimate their fair value at the acquisition date. The application of these measurement techniques requires the use of several assumptions related to future cash flows and the discount rate.

b)	Internally generated intangible assets (development costs)

Expenses related to internally developed products are capitalized if the following can be demonstrated:

-	It is technically possible to develop the product for sale;
-	the necessary resources are available for its development;
-	there is an intention to complete and sell the product;
-	The Group may sell the product;
-	the sale of the product will generate future economic benefits;
-	Project-related expenses can be reliably measured.

Development expenses that do not meet the above criteria and expenses related to the research phase of internal projects are recognized in the statement of income and other comprehensive income as incurred.

Capitalized development costs of completed projects are amortized using the straight-line method over the periods in which the Group expects to benefit from the sale of the developed products.

The useful life and amortization methods are reviewed annually in accordance with IAS 38.

The research and development process can be divided into several steps or phases, which will generally begin with discovery, validation and development, and end with regulatory approval and commercial launch.

4.10.	Investment properties

Investment properties should initially be measured at cost. The cost of a purchased investment property includes its purchase price and directly attributable expenses. Directly attributable expenses include, for example, professional legal fees, property transfer taxes, and other operating costs.

In the measurement after initial recognition, the Group decided to adopt the cost model for all investment properties.

4.11.	Financial assets and liabilities

The Group initially recognizes its financial assets and liabilities at fair value and then at amortized cost using the effective interest rate method.

The Group has not irrevocably designated a financial asset or liability as measured at fair value through profit or loss to eliminate or significantly reduce inconsistencies in measurement or recognition.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Financial assets or liabilities at fair value through profit or loss are measured at fair value through profit or loss due to the business model used in their trading and/or the contractual characteristics of their cash flows.

Estimates

The Group estimates the collection of recorded receivables. Management analyzes trade receivables according to conventional criteria, adjusting the amount by charging an allowance for doubtful accounts to recognize third parties' inability to pay their financial obligations to the Group. Management specifically analyzes receivables, historical bad debts, customer solvency, current economic trends, and changes in customer payment terms to determine the appropriate allowance for doubtful accounts.

Offsetting financial assets with financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position only when the Group has a legally enforceable right to offset the recognised amounts and there is an intention to pay on a net basis, or to settle the asset and settle the liability simultaneously.

4.12.	Borrowings

The Group initially recognizes its Borrowings at fair value and subsequently measures them at amortized cost using the effective interest rate method.

Borrowing costs, whether generic or specific, attributable to the acquisition, construction, or production of assets that require a substantial period of time before being ready for their intended use or sale (qualifying assets) are included as part of the cost of such assets until they are ready for use or sale. Income from temporary investments of funds generated from specific borrowings still outstanding in qualifying assets is deducted from the total financing costs potentially eligible for capitalization.

All other borrowing-related costs are recognized in finance costs through profit or loss.

4.13.	Employee benefits

Employee benefits are expected to be fully settled within 12 months of the reporting period and are presented as current liabilities.

Accounting policies related to share-based incentive payments are detailed in Note 16.

4.14.	Provisions

Provisions are recognized in the financial statements when:

a)	The Group has a present obligation (whether legal or constructive) as a result of a past event,
b)	it is probable that an outflow of resources will be necessary to settle such obligation, and
c)	a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expected disbursements required to settle the obligation, taking into account the best information available at the date the financial statements are prepared, and are re-estimated at each reporting date. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments, at the balance sheet date, of the time value of money, as well as the specific risk associated with the particular liability. The increase in the provision over time is recognized as interest expense.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

4.15.	Revenue recognition

Revenue from ordinary activities arising from contracts with customers is recognized and measured based on a five-step model, namely:

•      Identification of the contract with the client, understanding a contract as an agreement between two or more parties, which creates rights and obligations for the parties;

•      Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

•      Determination of the transaction price, in reference to the consideration for satisfying each performance obligation.

•      Allocation of the transaction price between each of the identified performance obligations, based on the methods described in the standard.

Revenue recognition when performance obligations identified in contracts with customers are satisfied, either at a given point in time or over a period of time.

a)	Sales of goods

The Group manufactures and markets a wide range of microbiological products for agricultural use. Revenue from ordinary activities arising from the sale of goods is recognized when all of the following conditions are met:

•      The Group has transferred to the buyer the significant risks and rewards arising from ownership of the goods;

•      The Group does not retain any involvement in the day-to-day management of the assets sold, to the extent usually associated with ownership, nor does it retain effective control over the assets sold;

•      the amount of revenue from ordinary activities can be measured reliably;

•      it is probable that the Group will receive the economic benefits associated with the transaction; and

•      the costs incurred, or to be incurred, in connection with the transaction can be measured reliably.

b)	Provision of services

The Group provides microbiological product application services. For the sale of services, revenue is recognized in the period in which the services are provided, by reference to the completion stage of the specific transaction, and evaluated based on the actual service provided as a proportion of the total services to be provided.

c)	Royalty licenses

Royalty income from the use of licensed intellectual property rights is recognized on the later of the date the performance obligation is satisfied and the date the sale or use occurs.

4.16.	Current and deferred income tax

Recognition of deferred tax assets is limited to those instances where it is probable that taxable income will be available and the difference can be offset against it.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The amount of the asset or liability is determined using the tax rates that have been imposed or substantially imposed at the end of the reporting period and are expected to be applied when the deferred tax liability/(asset) is settled/(recovered).

Deferred tax assets and liabilities are offset when the Group has an enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority, whether on:

-      the same tax entity within the Group, or

-      different entities within the Group that intend to settle current tax assets and liabilities on a net basis or realize the assets and settle the liability simultaneously in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group makes certain estimates and assumptions about the future. These estimates and judgments are constantly evaluated based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances. Actual performance in the future could differ from these estimates and assumptions. The estimates and assumptions that carry a material risk of causing significant adjustments to the carrying amount of assets and liabilities during the following financial year are listed below.

Critical estimates

-	Impairment test for intangible assets. (Note 4.9)
-	Going concern accounting principle. (Note 2.3)

6.	INFORMATION BY SEGMENTS

The Group is organized into three main operating segments:

Seeds and integrated products

The Seeds and Integrated Products segment focuses primarily on the development and marketing of seed technologies and products that increase yield per hectare. By focusing on seed technologies integrated with crop protection and nutrition products designed to control weeds, insects, or diseases, improved quality, nutritional value, and other benefits are achieved. The segment focuses on the marketing of integrated products that combine three components: biotechnology events, germplasm, and seed treatments, to increase crop productivity and generate value for customers. While each component can increase yield independently, through an integrated technology strategy, the segment offers products that complement and integrate each other to generate higher crop yields.

Starting this year, we have made the strategic decision to exit seed breeding, production, and sales activities and instead establish partnerships with industry leaders better equipped to carry out these activities. Our focus will be on obtaining cutting-edge science and profitably developing proprietary genetic traits for seeds through commercial approval, and participating in the revenues from our strategic partnerships through licensing royalties.

Currently, the segment generates revenue from ordinary activities through the sale of seeds, integrated product packs, royalties and licenses collected from third parties, among other things.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Crop protection

The crop protection segment primarily includes the development, production, and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products .. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides. This improves yield, reduces use rates, and lowers residue levels. Insecticides and fungicides are applied to control pests and significantly reduce diseases during the germination period.

Currently, the segment generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides, and baits, among others.

Crop nutrition

The crop nutrition segment focuses primarily on the development, production, and marketing of inoculants that enable biological nitrogen fixation in crops, and fertilizers, including biofertilizers and microgranular fertilizers that optimize crop productivity and yield.

Currently, the segment generates revenue from its ordinary activities through the sale of inoculants, bioinducers , biological fertilizers and microgranulated fertilizers , among others.

The measurement principles used by the Group to present its segment financial information are based on the principles of IFRS standards adopted in the consolidated financial statements. Revenue generated from products and services exchanged between segments and entities of the Group is calculated based on market prices.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The following tables present the Group's financial information by segment:

Fiscal year ended June 30, 2025	Seeds and integrated products	Crop protection	Crop nutrition	Consolidated
Revenue from contracts with clients
Sale of goods and services	31,936,903	111,567,217	61,603,369	205.107.489
Changes in the net realizable value of agricultural products after harvest	81,633	-	-	81,633
Total	32,018,536	111,567,217	61,603,369	205.189.122

Cost of sales	(16,757,576)	(70,033,241)	(40,433,751)	(127,224,568)
Gross profit by segment	15,260,960	41,533,976	21,169,618	77,964,554
% Gross Margin	48%	37%	34%	38%

Fiscal year ended June 30, 2024	Seeds and integrated products	Crop protection	Crop nutrition	Consolidated
Sale of goods and services	31,828,111	81,660,151	61,834,424	175,322,686
Changes in the net realizable value of agricultural products after harvest	(750,792)	-	-	(750,792)
Total	31,077,319	81,660,151	61,834,424	174,571,894

Cost of sales	(18,523,563)	(53,113,523)	(36,217,855)	(107,854,941)
Gross profit by segment	12,553,756	28,546,628	25,616,569	66,716,953
% Gross Margin	40%	35%	41%	38%

Geographic information on revenue

	June 30, 2025	June 30, 2024
Argentina	169,050,450	148,265,905
Brazil	13,206,036	7,241,225
Uruguay	8,919,643	5,033,509
Paraguay	5,931,318	4,840,921
Bolivia	948,390	707.027
Mexico	895.214	-77.019
South Africa	629,552	2,982,998
Colombia	382,670	544,709
USA	166.228	169,088
Rest of the world	4,977,988	5,614,323
Total revenue	205.107.489	175,322,686

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

7.	INFORMATION ON THE COMPONENTS OF THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME.

7.1.	Cost of sales

	June 30, 2025	June 30, 2024
Inventory at the beginning of the fiscal year (1)	66.204.140	21,093,110
More: Purchases of the year	91.193.509	100,239,891
More: Addition from business combination	4,645,396	-
More: charges of the exercise
Staff	7,733,535	4,802,991
Depreciation of leased assets	2,583,962	797.112
Depreciation of property, plant and equipment	1,699,202	1,176,990
Infrastructure and maintenance	1,625,109	963.606
Environmental Impact Treatment	983,824	1,054,473
Fuels and energy	701,936	398,497
Logistics service	648,230	73,437
Supplies, materials and tests	416.606	430,623
Shared based incentives	321.182	638,715
Insurance	167,948	121,560
Freight and haulage	161,977	76.576
Contingencies	85.411	44.344
Vehicle expenses	72.370	34.352
Mobility and travel	74.073	75,991
Taxes and fees	61,918	60,894
Professional fees	75,971	41,731
Amortization of intangible assets	47.163	86,899
Office and operating expenses	30.604	78,797
Systems expenses	25.058	8.982
Loss due to obsolescence	1,099,133	231,656
Miscellaneous	27.046	129,747
Total manufacturing costs	18,642,258	11,327,973
Plus: Conversion difference by functional currency	14,489,255	41,398,107
Less: Inventory at year-end (1)	(67,949,990)	(66.204.140)
Cost of sales	127,224,568	107,854,941

(*) Net of agricultural products.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

7.2.	Administration expenses

	June 30, 2025	June 30, 2024
Staff	9,542,653	5,553,711
Shared based incentives	671,442	823.259
Professional fees	4,789,234	3,058,765
Infrastructure and maintenance	492,832	256.173
Fuels and energy	101.060	34.177
Insurance	973.097	436.457
Vehicle expenses	177,080	77,188
Mobility and travel	300,791	349,585
Taxes and fees	1,353,150	721,473
Office and operating expenses	543.123	334,579
Supplies, materials and tests	132,370	53.428
Depreciation of property, plant and equipment	551,883	341,956
Amortization of intangible assets	85.145	131,947
Security costs	615.915	304,990
Systems Expenses	2,497,885	1,931,911
Depreciation of leased assets	456,891	231,786
Contingencies	136,630	27.909
Impairment of accounts receivable	-	20.829
Loss due to obsolescence	-	404
Promotion and advertising	628	1.354
Miscellaneous	55.171	4.316
Total	23,476,980	14,696,197

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

7.3.	Marketing expenses

	June 30, 2025	June 30, 2024
Staff	12,734,400	7,538,131
Shared based incentives	865.404	743,757
Professional fees	951.553	395,318
Infrastructure and maintenance	190,669	253,407
Fuels and energy	6.934	6.220
Commissions and royalties	941.048	888.005
Insurance	864.177	179,889
Vehicle expenses	431.186	495,341
Mobility and travel	1,442,497	1,146,981
Taxes and fees	6,968,444	5,691,766
Office and operating expenses	92.120	91.134
Supplies, materials and tests	982.183	1,114,867
Depreciation of property, plant and equipment	945.116	618.163
Amortization of intangible assets	16.520	29.232
Systems Expenses	38,548	21.146
Depreciation of leased assets	1,282,767	401,982
Contingencies	105.178	169,990
Impairment of accounts receivable	6,354,993	264,474
Freight and haulage	4,130,803	3,207,659
Import and export expenses	826.307	275,969
Logistics service	331.103	744,780
Promotion and advertising	3,496,663	1,931,871
Loss due to obsolescence	-	2.616
Environmental Impact Treatment	66,519	-
Miscellaneous	158,790	172,382
Total	44,223,922	26,385,080

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

7.4.	Research and development expenses

	June 30, 2025	June 30, 2024
Staff	1,299,599	621.251
Shared based incentives	36,596	20.130
Professional fees	38.838	99.181
Infrastructure and maintenance	83.371	81,969
Fuels and energy	5.946	5.484
Insurance	11.101	7.683
Vehicle expenses	3.953	14.739
Mobility and travel	35.317	28.367
Supplies, materials and tests	899,529	731.203
Depreciation of property, plant and equipment	60,632	49.123
Amortization of intangible assets	923,896	582,972
Systems Expenses	23.275	5.090
Depreciation of leased assets	57,293	-
Contingencies	12.903	9.557
Environmental Impact Treatment	6.376	4.592
Freight and haulage	2.161	4.688
Miscellaneous	2.065	2.680
Total	3,502,851	2,268,709

	June 30, 2025	June 30, 2024
Research and Development capitalized (Note 9.2)	1,757,375	870,439
Research and Development Expenses	3,502,851	2,268,709
Total	5,260,226	3,139,148

7.5.	Other income and expenses, net

	June 30, 2025	June 30, 2024
Expense recovery	3.037	19.620
Others	(951.213)	(182.165)
	(948.176)	(162.545)

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

7.6.	Financial results

	June 30, 2025	June 30, 2024
Other financial results
Exchange differences generated by assets	(15,752,271)	(8,264,510)
Exchange differences generated by liabilities	6,956,142	9,469,800
Interest generated by assets	11,634,677	4,552,432
Change in the fair value of financial assets or liabilities and other financial results	244,941	(2,741,802)
	3,083,489	3,015,920
Financial costs
Interest generated by liabilities	(14,794,897)	(11,856,507)
Lease interest	(1,057,973)	(663,188)
Financial commissions	(2,314,841)	(1,393,356)
	(18,167,711)	(13,913,051)

8.	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit or loss attributable to the Group's controlling companies by the weighted average number of ordinary shares outstanding during the year.

	June 30, 2025	June 30, 2024
Numerator
Earnings for the year (basic and diluted GPA)	(9,751,614)	6,255,297
Denominator
Weighted average number of shares (basic and diluted EPS)	40,000,000	40,000,000

Basic and diluted result attributable to holders of common shares of the parent company	(243.79)	156.38

As of June 30, 2025 and 2024, the Group has not issued any financial instruments or other contracts that grant their holder rights over the capital represented by the Group's common shares that could modify the current holdings, so the basic and diluted earnings per common share are the same.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

9.	INFORMATION ON THE COMPONENTS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

9.1.	Property, plant and equipment

Class	Net book value as of 06/30/2024	Additions	Additions from businees combination	Transfers	Disposals	Depreciation for the year	Foreign currency conversion	Net book value as of 06/30/2025
Land	4,913,051	-	-	-	-	-	1,597,519	6,510,570
Buildings	26.115.156	-	-	397,282	-	(764.101)	8,230,654	33,978,991
Facilities	1,697,787	-	7.426	263,580	-	(532,887)	422,765	1,858,671
Machinery	6,511,835	387,232	36.190	164,784	(342,726)	(988.294)	2,311,849	8,080,870
Wheels	1,525,480	39.244	-	-	(7.699)	(656,083)	300.300	1,201,242
Furniture and supplies	419.242	37,907	1.065	-	-	(73.658)	122.404	506,960
Computer equipment	452.127	50.421	-	-	-	(241,810)	126.142	386,880
Works in progress (1)	9,401,350	4,042,136	-	(825,646)	-	-	4,780,652	17,398,492
Total	51,036,028	4,556,940	44,681	-	(350.425)	(3,256,833)	17,892,285	69,922,676

1)	Includes capitalized financial costs of $403,868 for the fiscal year ended June 30, 2025.

Class	Net book value as of 06/30/2023	Additions	Transfers	Disposals	Depreciation for the year	Foreign currency conversion	Net book value as of 06/30/2024
Land	1,351,192	-	255,719	-	-	3,306,140	4,913,051
Buildings	6,345,244	-	4,059,521	-	(460,532)	16,170,923	26.115.156
Facilities	468,083	5.775	372,529	-	(406.066)	1,257,466	1,697,787
Machinery	878.223	575,645	4,061,128	(70.655)	(659.113)	1,726,607	6,511,835
Wheels	397,200	536,428	-	(6.008)	(456,834)	1,054,694	1,525,480
Furniture and supplies	80.525	33.156	159,513	-	(45.952)	192,000	419.242
Computer equipment	37,896	95.288	420,690	-	(157,735)	55,988	452.127
Works in progress (1)	3,002,725	2,560,869	(6,671,236)	-	-	10,508,992	9,401,350
Total	12,561,088	3,807,161	2,657,864	(76.663)	(2,186,232)	34,272,810	51,036,028

1)	Includes capitalized financial costs of $106,290 for the fiscal year ended June 30, 2024.

The depreciation charge is included in Notes 7.1, 7.2, 7.3, and 7.4. The Group has no purchase commitments for property, plant, and equipment.

Revaluation of property, plant and equipment

The Group frequently updates its determination of the fair value of its land and buildings, taking into account the most recent independent valuations and market data. The most recent valuations were performed as of June 30, 2023. Management determined the value of property, plant, and equipment within a range of reasonable estimates of fair value.

Any fair value estimates arising for properties are included in Level 2 or 3 depending on the methodology used.

The carrying amounts that would have been recognized if Land and buildings had been recorded at cost are shown below.

Property class	June 30, 2025	June 30, 2024
Land and buildings	26,643,233	20.223.110

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

9.2.	Intangible assets

Intangible assets as of June 30, 2025 and 2024 included:

Class	Net book value as of 06/30/2024	Additions	Addtion from Business combination	Transfers	Disposals	Amortization of the fiscal year	Foreign currency conversion	Net book value as of 06/30/2025
Crop nutrition
Microbiological products (R&D)	3,245,113	344.140	-	-	-	(519,639)	957.312	4,026,926
Microbiological products (Records)	654,940					(143,484)	188,423	699,879
Microbiological in progress (Records)	2,180,055	1,636,400				-	1,186,723	5,003,178
Microbiological in progress (R&D)	316,730	120,975	-	-	(92.382)	-	89.266	434,589
Seeds and integrated products
HB4 Program	-	-	12,247,098	-	-	-	-	12,247,098
Other intangible assets
Software (1)	824.438	-	594,536	138,420	-	(409.601)	265,558	1,413,351
Software in progress	304.175	165,971	296.107	(138.420)	-	-	104.417	732,250
Total	7,525,451	2,267,486	13,137,741	-	(92.382)	(1,072,724)	2,791,699	24,557,271

Class	Net book value as of 06/30/2023	Additions	Transfers	Disposals	Amortization of the fiscal year	Foreign currency conversion	Net book value as of 06/30/2024
Crop nutrition
Microbiological products (R&D)	44.356	-	3,534,369	-	(477,093)	143,481	3,245,113
Microbiological products (Records)	49,709		569,790		(105,879)	141,320	654,940
Microbiological in progress (Records)	570,973	679,976	(569,790)	(25.373)		1,524,269	2,180,055
Microbiological in progress (R&D)	1,042,728	190,463	(3,534,369)	(72,747)	-	2,690,655	316,730
Other intangible assets
Software (1)	143.259	374,557	138,994	-	(248,078)	415,706	824.438
Software in progress	26.296	157,423	(138,994)	-	-	259,450	304.175
Total	1,877,321	1,402,419	-	(98.120)	(831,050)	5,174,881	7,525,451

1)	Amortization of Microbiological Products and Software is included in Notes 7.1, 7.2, 7.3 and 7.4

There are no intangible assets whose use has been restricted or pledged as collateral. The Group has not committed to acquiring new intangible assets.

Estimates

There is significant inherent uncertainty in Management's estimate of the Group's ability to recover the carrying amounts of internally generated intangible assets in respect of the microbiological and HB4 product projects because they depend on the timing and amount of future cash flows generated by the projects, the Group's ability to raise sufficient funds to complete project development, the future outcome of the regulatory process, among other future events.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Management's estimates of the ability to demonstrate the recognition criteria for these assets and their subsequent recoverability represent the best estimate that can be made based on all available evidence, existing facts and circumstances, and using reasonable and acceptable assumptions in cash flow projections. Therefore, the consolidated financial statements do not include adjustments that would be necessary if the Group were unable to recover the carrying amount of the aforementioned assets by generating sufficient economic benefits in the future.

The Group must perform an annual impairment test on assets that are not amortized, either because they are no longer available for use or because they have indefinite useful lives, or on other non-financial assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined based on value-in-use calculations. Using this method requires estimating future cash flows and determining a discount rate to calculate the present value of the cash flows.

HB4 CGU: This CGU is comprised of all revenue from ordinary activities through the sale of seeds, integrated product packs, and royalties and licenses collected from third parties. Projection period: 18 years.

Microbiological Products CGU: This CGU comprises all revenues obtained through the production and sale of products exclusively owned by the Group and third parties in both the domestic and international markets. Projection period: 8 years.

Management made these estimates based on its cash flow projections and third-party reports on the valuation of assets, intangible assets, and liabilities. The key assumptions used are as follows:

Key assumption	Management Approach
Discount rate	The discount rate used was 12.07% for microbiological products, and for HB4, a market-specific discount rate of 6.18% was also used.

The weighted average cost of capital (WACC) rate was estimated based on the market capital structure. The cost of debt was based on the CGU's borrowing cost.

The assigned value corresponds to external sources of information.
Estimated market share of joint ventures and other customers	Projected revenues from the CGU's products and services were estimated by Management based on market penetration information for comparable products and technologies and expectations of future economic and market conditions.

The assigned value corresponds to external sources of information.
Estimated product prices	The estimated prices in the revenue projections are based on current and projected market prices for the CGU's products and services.

The assigned value corresponds to external and internal sources of information based on historical prices.

Management believes that reasonable changes in any of these key assumptions will not cause the total carrying amount of the CGU to exceed its recoverable amount.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

9.3.	Other financial assets

	June 30, 2025	June 30, 2024
Currents
U.S. Treasury Bills	-	1,815,235
Mutual funds	-	4,827,630
Other investments	1,086,109	724.091
	1,086,109	7,366,956

	June 30, 2025	June 30, 2024
Non-current
Shares of Bioceres Group PLC.	58	58
Other investments	70	172,911
	128	172,969

9.4.	Inventories

	June 30, 2025	June 30, 2024
Resale products	38,190,468	36,902,454
Manufactured products	8,975,796	16,311,917
Goods in transit	4,786,185	4,429,098
Supplies	17,328,007	15,155,456
Seeds	1,760,445	-
Agricultural products	5,536,783	594.307
Provision for obsolescence	(2,592,471)	(2,206,016)
	73,985,213	71,187,216

Net agricultural products	67,949,990	66.204.140

The variation in the provision for obsolescence is indicated in Note 9.10.

The net inventory of agricultural products additionally does not include goods in transit related to them.

The Group has delivered merchandise on consignment to third parties for sale for $ 12,684,143 and $11,047,019, as of June 30, 2025 and June 30, 2024, respectively, which are displayed in the manufactured products and resale merchandise lines.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

9.5.	Trade receivables

	June 30, 2025	June 30, 2024
Currents
Trade debtors	127,255,940	115,675,149
Provision for impairment of trade receivables	(14,266,443)	(4,835,568)
Provision for credit notes to be issued	(854.351)	(2,645,571)
Deferred checks	5,519,114	5.122.209
Taxes	8,222,893	2,315,642
Advances to suppliers	1,763,086	4,588,887
Prepaid expenses and other receivables	2,268,638	2,104,387
Miscellaneous	116,939	4.658
	130.025.816	122,329,793

	June 30, 2025	June 30, 2024
Non-current
Trade debtors	2,549,217	-
Provision for impairment of trade receivables	(331,000)	-
Taxes	692.134	684,737
Export refunds	1,445,725	1,330,275
	4,356,076	2.015.012

The book value approximates fair value given its short-term nature.

Antiquity :	June 30, 2025	June 30, 2024
No deadline	8,815,135	5,465,115
To overcome	87,265,854	73,728,411
Overdue up to three months	22,798,116	37,145,281
Expired between three and six months	4,036,317	2,801,080
Overdue more than six months	11,466,470	5,204,918
	134,381,892	124,344,805

By currency:	June 30, 2025	June 30, 2024
In Argentine pesos	10,348,092	14,673,343
In US dollars	105,256,913	98.544.069
In euros	-	455,953
In Reales	8,797,045	9,761,749
In other currencies	9,979,842	909.691
	134,381,892	124,344,805

The changes in the allowance for uncollectible sales receivables are detailed in Note 9.10.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

9.6.	Cash and cash equivalents

	June 30, 2025	June 30, 2024
Cash at banks and on hand	9,101,732	11,750,946
Mutual funds	14,796,489	17,754,952
	23,898,221	29,505,898

By currency:	June 30, 2025	June 30, 2024
In Argentine pesos	15,299,974	18,817,326
In US dollars	4,194,680	9,131,273
In euros	-	20,758
In Reales	2,016,073	1,001,139
In other currencies	2,387,494	535.402
	23,898,221	29,505,898

9.7.	Borrowings

	June 30, 2025	June 30, 2024
Currents
Borrowings	104,685,929	75,960,707
Corporate bonds	30,330,964	38,273,709
	135,016,893	114,234,416
Non-current
Borrowings	11,100,342	10,194,028
Corporate bonds	31,124,806	22,827,895
	42,225,148	33,021,923

By rate:	June 30, 2025	June 30, 2024
At a fixed rate	154.257.041	23,620,223
At variable rate	22,985,000	123,636,116
	177.242.041	147,256,339

By currency:	June 30, 2025	June 30, 2024
In Argentine pesos	2,399,982	12,393,669
In US dollars	152.210.749	123,648,599
In Reales	22,631,310	11,214,071
	177.242.041	147,256,339

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The carrying amount of certain Borrowings as of June 30, 2025 , is measured at amortized cost and differs from their fair value. The following fair values are measured on a discounted cash flow basis (Level 3) due to the use of unobservable inputs, including credit risk .

	June 30, 2025		June 30, 2024
	Amortized cost	Fair value	Amortized cost	Fair value
Currents
Borrowings	104,685,929	93,916,285	75,960,707	72,233,134
Corporate bonds	30,330,964	27,047,052	38,273,709	37,779,343
	135,016,893	120,963,337	114,234,416	110.012.477

Non-current
Borrowings	11,100,342	7,811,776	10,194,028	8,207,126
Corporate bonds	31,124,806	22,488,420	22,827,895	21,711,403
	42,225,148	30,300,196	33,021,923	29,918,529

On August 1, 2024, the Company entered into, jointly with Pro Farm Technologies Oy (related company), a USD 20 million financing agreement with Cooperatieve Rabobank UA (“ Rabobank ”), whose main characteristics are the following:

- Tranche I: Up to US$3,000,000 for Pro Farm Technologies Oy for general corporate purposes, with an interest rate of Term SOFR + 6.15% per annum with a semi-annual coupon.

- Section II: Up to US$17,000,000 for Rizobacter Argentina SA as an export pre-financing credit line, with an interest rate of Term SOFR + 5.15% per year, with a semi-annual coupon.

The principal is repaid in 7 semi-annual installments between June 15, 2026, and June 15, 2029.

Covenants :

- Net financial debt/EBITDA ratio ≤ 3.50:1.00 (2024-2025), ≤ 3.00:1.00 (2026-2027), ≤ 2.75:1.00 (2028).

- Interest coverage ≥ 2.50:1.00.

- Solvency ≥ 0.25:1.00.

- Current ratio ≥ 1.10:1.00.

- Specific restrictions on the granting of Borrowings to related companies according to their type:

Financial Borrowings: The amount may not exceed USD 70 million.

Commercial Borrowings: The amount may not be less than USD 30 million.

Borrowings with Bioceres Crop Solutions: The amount may not exceed USD 20 million.

During the current period, we experienced a temporary setback due to challenges in the Argentine market, primarily the deterioration of the agricultural economy driven by falling commodity prices and weak yield forecasts. These external pressures significantly affected the income per hectare of Argentine producers, leading to a reduction in investment in key inputs such as fertilizers and crop protection products.

This decline in demand, combined with a well-supplied agricultural input market resulting from aggressive purchasing in previous years, has led to increased price pressure and lower adoption of high-value technologies like ours. However, we are encouraged by having maintained our market share in key product families, despite the overall market contraction.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

As a result of these temporary conditions, our performance indicators were impacted, causing us to exceed the Net Financial Leverage to EBITDA and Current Ratio thresholds established in the agreement. However, on September 5, 2025, we entered into a waiver agreement and addendum to the indenture whereby Rabobank agrees to waive non-compliance with these ratios for the year ended June 30, 2025. However, since the waiver extends after the closing date of these financial statements, we cannot demonstrate, as of June 30, 2025, an unconditional right to defer the settlement of the liability by at least twelve months, and we have reclassified the loan as a current liability.

The addendum, in addition to the waiver , includes as its most important financial aspects (i) new progressive limits for the Net Financial Debt to EBITDA ratio, starting at 6.00x as of September 30, 2025 and gradually reducing to 2.75x as of September 30, 2027; ( ii ) sets a maximum limit on gross financial debt, which varies between USD 105 million and USD 130 million quarterly; ( iii ) the impediment to being able to grant new intercompany Borrowings that exceed the amounts in force at the time of signing the agreement, unless funds are provided from the parent company; and, ( iv ) for the fiscal years ending in June 2026 and 2027, only capital investments for maintenance may be made.

Public Bonds

On November 25, 2024, the Company publicly placed Series X, Class A and B of Public Bonds for a total nominal value of US$ 25,926,536, as detailed below:

Serie A

Issue amount: US$ 2,396,825

Applicable rate: 7% nominal annual

Expiration Date: November 28, 2026

Series B

Issue amount: US$ 23,529,711

Applicable rate: 8% nominal annual

Expiration Date: November 28, 2027

On September 9, 2024, the Company made the final payment of interest and principal amortization services on the Series VI Class B Public Bonds for the amounts of US$46,351 and US$3,428,224, respectively.

On December 30, 2024, the Company made the payment of the last installment of interest and principal amortization services of the Series VII Class B Public Bonds for the amounts of US$74,296 and US$20,000,000, respectively.

On February 10, 2025, the Company made the last payment of interest and principal amortization services on Public Bonds Series VIII Class A for the sum of US$45,984 and US$12,296,029, respectively.

9.8.	Leases

Right-of-use assets were initially valued at the amount of the lease liability plus initial direct costs incurred, adjusted for advance payments. Right-of-use assets were measured at cost less accumulated amortization and accumulated impairment .

The lease liability was initially measured at the present value of the lease payments due over the lease term, discounted at the rate implicit in the lease if readily determinable. If such a rate cannot be readily determined, the Group will use its incremental interest rate.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Information on right-of-use assets and liabilities related to leased assets is presented below:

Right-of-use assets as of June 30, 2025

	Residual value at the beginning of the fiscal year	Additions	Disposals	Conversion result	Depreciation for the year	Total
Estate	9,113,753	3,915,791	11.262	3,196,047	(3,617,238)	12,619,615
Computer equipment	261,876	223.025	-	79,683	(257.214)	307,370
Machinery	25.166	-	-	3.661	(28.827)	-
Wheels	600,092	28,950	-	259.239	(477,634)	410,647
Residual value at the end of the financial year	10,000,887	4,167,766	11.262	3,538,630	(4,380,913)	13,337,632

Right-of-use assets as of June 30, 2024

	Residual value at the beginning of the fiscal year	Additions	Disposals	Conversion result	Depreciation for the year	Total
Estate	3,127,040	664,615	(336,482)	6,646,570	(987,990)	9,113,753
Computer equipment	49.891	247,540	-	139,858	(175.413)	261,876
Machinery	28.353	-	-	47,817	(51.004)	25.166
Wheels	-	983.224	-	(166,659)	(216,473)	600,092
Residual value at the end of the financial year	3,205,284	1,895,379	(336,482)	6,667,586	(1,430,880)	10,000,887

Lease liabilities
	June 30, 2025	June 30, 2024
Balance at the beginning of the fiscal year	9,815,841	3,080,019
Additions	4,167,766	1,895,379
Interest charge/exchange rate difference	1.105.011	693,796
Conversion result	3,797,780	6,553,079
Payments made during the fiscal year	(5,722,346)	(2,406,432)
	13,164,052	9,815,841

Lease liabilities	June 30, 2025	June 30, 2024
Non-current	10,078,231	7,236,137
Current	3,085,821	2,579,704
Totals	13,164,052	9,815,841

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

9.9.	Provisions

	June 30, 2025	June 30, 2024
Provisions for contingencies	1,094,465	819.008
	1,094,465	819.008

The Group has recorded a provision for administrative, judicial, and extrajudicial proceedings that may arise from the ordinary course of business. To this end, it has applied prudent criteria from the perspective of its professional advisors, based on management's assessment of the best estimate of the amount of potential claims. These potential claims are unlikely to have a material impact on the Group's results of operations, cash flow, or financial position.

Management believes there is insufficient objective evidence to determine the period of the potential cash outflow due to a lack of experience in similar cases. However, the provision was classified as a current or non-current liability, applying the best prudential criteria based on management's estimates.

No refunds related to provisions are expected.

The change in the provision is indicated in Note 9.10.

In assessing the need for provisions and disclosures in the consolidated financial statements, Management has considered the following factors: (i) the nature of the claim and the potential level of damages in the jurisdiction in which it is brought; ( ii ) the progress of the potential case; ( iii ) the opinions or views of tax and legal advisors; ( iv ) experience in similar cases; and (v) any decisions taken by Group Management on how the potential claim will be responded to.

9.10.	Changes in provisions and forecasts

Departure	June 30, 2024	Additions	Additions from business combination	Uses and reversals	Conversion difference	June 30, 2025
DEDUCTED FROM ASSETS

Provision for impairment of trade receivables	4,835,568	6,354,993	1,272,522	-	2,134,360	14,597,443
Provision for obsolescence	2,206,016	1,099,133	-	(1,390,222)	677,544	2,592,471
Provision of credit notes to be issued	2,645,571	839,866	-	(2,717,841)	86.755	854.351

Total deducted from assets	9,687,155	8,293,992	1,272,522	(4,108,063)	2,898,659	18,044,265

INCLUDED IN LIABILITIES

Provisions for contingencies	819.008	340.122	264	(371,906)	306,977	1,094,465

Total included in liabilities	819.008	340.122	264	(371,906)	306,977	1,094,465

Total	10,506,163	8,634,114	1,272,786	(4,479,969)	3,205,636	19,138,730

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Departure	June 30, 2023	Additions	Uses and reversals	Conversion difference	June 30, 2024
DEDUCTED FROM ASSETS

Provision for impairment of trade receivables	1,558,940	285.303	(724.224)	3,715,549	4,835,568
Provision for obsolescence	495,469	234,676	(23.568)	1,499,439	2,206,016
Provision of credit notes to be issued	947,516	1,097,584	(1,919,594)	2,520,065	2,645,571

Total deducted from assets	3,001,925	1,617,563	(2,667,386)	7,735,053	9,687,155

INCLUDED IN LIABILITIES

Provisions for contingencies	127,652	251,800	-	439,556	819.008

Total included in liabilities	127,652	251,800	-	439,556	819.008

Total	3,129,577	1,869,363	(2,667,386)	8,174,609	10,506,163

9.11.	Trade payables and other payables

	June 30, 2025	June 30, 2024
Trade creditors	57,817,244	43,631,779
Taxes	3,926,973	3,764,378
Miscellaneous	122.198	136,893
	61,866,415	47,533,050

Trade payables and other payables include debts owed to grain producers. They represent payment obligations arising from purchase contracts and grant the producer the right to fix the price at any time between the delivery date and a future date. Amounts owed that have not been fixed at the closing date are measured at fair value, while those fixed by the producer are measured at amortized cost.

The fair value of trade payables and other payables approximates their carrying amount, as the impact of applying the discount is not significant.

By currency:	June 30, 2025	June 30, 2024
In Argentine pesos	9,603,177	9,170,600
In US dollars	35,964,445	33,983,691
In euros	7,073,759	18.821
In Reales	9,203,647	3,907,843
In other currencies	21.387	452.095
	61,866,415	47,533,050

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

9.12.	Employee benefits and social security

	June 30, 2025	June 30, 2024
Employee benefits and social security to be paid	3,460,153	2,590,151
Provisions for vacations and bonuses payable	1,756,924	971.133
	5,217,077	3,561,284

By currency:	June 30, 2025	June 30, 2024
In Argentine pesos	4,155,688	2,682,736
In US dollars	40.105	41,597
In euros	40,747	20.193
In Reales	828,672	762,579
In other currencies	151,865	54.179
	5,217,077	3,561,284

10.	INCOME TAXES

The income tax charge for the year ended June 30, 2025, and for the year ended June 30, 2024, is composed as follows:

	June 30, 2025	June 30, 2024
Current income tax	(3,034,528)	(6,227,183)
Deferred income tax	4,695,912	2,442,457
Total	1,661,384	(3,784,726)

The income tax charge for the year differs from the result arising from applying the income tax rate to the result before tax, as a result of the following:

	June 30, 2025	June 30, 2024
Earnings before taxes	(11,412,964)	10,039,509
Income tax at the tax rate	2,867,525	(3,853,535)
Share of profit or loss of joint ventures and associates	(749,478)	(793,724)
Other non-deductible expenses and exchange differences	318,932	(1,085,423)
Tax inflation adjustment	3,237,520	4,816,298
Difference in tax provision prior year	1,459,075	-
Conversion difference	(5,472,190)	(2,868,342)
Income Tax Charge	1,661,384	(3,784,726)

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The changes in the net deferred tax asset as of June 30, 2025 and 2024 are detailed below:

	June 30, 2025	June 30, 2024
At the beginning of the exercise	(17,003,230)	(4,387,029)
Deferred tax credit for the fiscal year at the current tax rate	4,695,912	2,442,457
Additions by combination-Acquisition B.Semillas SA	(971,686)	-
Conversion difference	(4,456,447)	(15,058,658)
At the end of the fiscal year	(17,735,451)	(17,003,230)

The changes in deferred tax assets and liabilities as of June 30, 2025 and 2024 are detailed below:

Deferred tax assets	At the beginning of the exercise	Additions from business combination	Deferred tax credit (charge)	Conversion	At the end of the fiscal year
Trade receivables	398.208	413,897	684,743	128,496	1,625,344
Other receivables and liabilities	674,875	120.238	(317,633)	212.607	690,087
Sale and replacement	23,350	-	17,881	10.356	51,587
Allowances	370,686	-	(55.969)	111,818	426,535
Royalties	-	872,993	-	-	872,993
Tax loss carrying foward	2,398,846	-	2,098,393	1,328,658	5,825,897
Total Deferred Tax Credit	3,865,965	1,407,128	2,427,415	1,791,935	9,492,443

Deferred tax liabilities	At the beginning of the exercise	Additions from business combination	Deferred tax credit (charge)	Conversion	At the end of the fiscal year
Intangible Assets	(2,325,115)	-	(520,935)	(846,887)	(3,692,937)
Property, plant and equipment	(11,373,311)	(788,611)	(955,477)	(3,596,945)	(16,714,344)
Inventories	(6,437,691)	(821,868)	3,201,693	(1,699,176)	(5,757,042)
Biological assets	-	(768,364)	-	-	(768,364)
Leases	(67.916)	-	17,620	(28.302)	(78,598)
Tax inflation adjustment	(147.257)	29	68.186	48.019	(31.023)
Valuation of bonds and mutual funds	(422,841)	-	411,734	(22.557)	(33.664)
Others	(95.064)	-	45,676	(102.534)	(151,922)
Total Deferred Tax Liabilities	(20,869,195)	(2,378,814)	2,268,497	(6,248,382)	(27,227,894)

	At the beginning of the exercise	Deferred tax credit (charge)	Conversion	At the end of the fiscal year
Trade receivables	90,990	173.008	134.210	398.208
Other receivables and liabilities	323,518	(479,220)	830,577	674,875
Sale and replacement	3.097	11.861	8.392	23,350
Provision for bonus	115.512	(363,861)	248,349	-
Allowances	94,781	112,629	163,276	370,686
Tax loss carrying foward	619.073	1,455,028	324,745	2,398,846
Total Deferred Tax Credit	1,246,971	909.445	1,709,549	3,865,965

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

	At the beginning of the exercise	Deferred tax credit (charge)	Conversion	At the end of the fiscal year
Intangible Assets	(594,465)	(102.604)	(1,628,046)	(2,325,115)
Property, plant and equipment	(2,930,677)	46,929	(8,489,563)	(11,373,311)
Inventories	(1,374,534)	775.254	(5,838,411)	(6,437,691)
Leases	(30,892)	(85.219)	48.195	(67.916)
Tax inflation adjustment	(145,934)	107,871	(109.194)	(147.257)
Valuation of bonds and mutual funds	(552,632)	851,234	(721,443)	(422,841)
Others	(4.866)	(60.453)	(29.745)	(95.064)
Total Deferred Tax Liabilities	(5,634,000)	1,533,012	(16,768,207)	(20,869,195)

The income tax charge is charged directly to income. The amount and maturity of the tax losses as of June 30, 2025, are shown below:

Fiscal year	Breakdown	Tax loss	Tax Jurisdiction
2023	2,176,812	740.116	Brazil
2024	6,641,641	2,258,158	Brazil
2024	1,059,224	264,806	France
2025	7,537,697	2,562,817	Brazil
Total	17,415,374	5,825,897

The amount of tax losses for the fiscal year ending June 30, 2025, is an estimate of the amount that will be reported on the tax return.

Estimates

There is a material uncertainty inherent in Management's estimate of whether the Group will be able to utilize the deferred tax assets (both unused tax carryforwards and deductible temporary differences) and the minimum presumed income tax credit, since their future utilization depends on the Group entities generating sufficient future taxable profits during the periods in which such temporary differences are deductible or in which unused tax carryforwards can be applied.

Based on projections of future taxable income for the periods in which the deferred tax asset can be deducted, Group Management estimates that, with the exception of the unrecognized portion of the deferred tax asset, it is probable that the Group entities will be able to utilize such deferred tax assets, which depends, among other factors, on the success of current agricultural biotechnology projects, the future market price of raw materials, and the market share of the Group entities.

Management's estimates of the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made, based on all available evidence, existing facts and circumstances, and the use of reasonably substantiated assumptions regarding projections of future taxable income. Therefore, the consolidated financial statements do not include adjustments that could result if the Group's entities were unable to recover the deferred tax asset by generating sufficient taxable income in the future.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

11.	INFORMATION ON THE COMPONENTS OF THE HERITAGE

Issued capital

As of June 30, 2025, we had 40,000,000 shares of common stock authorized with a par value of $1 per share.

Holders of common shares are entitled to five votes for each common share.

12.	JOINT VENTURES AND ASSOCIATES

	June 30, 2025	June 30, 2024
Synertech Industries SA	20,503,414	15,908,502
Bioceres Crops SA	2,343,977	316.282
Alfalfa Technologies SRL	43,822	-
Natal Agro SRL	688,074	-
	23,579,287	16,224,784

In June 2025, through the acquisition of Bioceres Semillas SAU, the Group acquired 20% of the share capital in Natal Agro SRL, an Argentine company dedicated to the cultivation and development of corn varieties, and 49% of the share capital of Alfalfa Technologies SRL, an Argentine company dedicated to research and experimental development in the field.

Changes in investments in joint ventures and affiliates:

	June 30, 2025	June 30, 2024
At the beginning of the exercise	16,224,784	3,619,793
Business combination	731,896	-
Irrevocable Contributions	3,008,777	552,863
Share based incentives	591,786	1,476,602
Conversion difference	5,163,411	12,843,308
Share of profit or loss	(2,141,367)	(2,267,782)
At the end of the fiscal year	23,579,287	16,224,784

Share profits or losses of joint ventures and affiliates:

	June 30, 2025	June 30, 2024
Synertech Industries SA	(443,797)	607,529
Bioceres Crops SA	(1,697,570)	(2,875,311)
	(2,141,367)	(2,267,782)

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The following is a summary of the financial information of the joint ventures prepared in accordance with IFRS standards:

	Bioceres Crops SA
Summary statement of financial position	June 30, 2025	June 30, 2024
Current assets
Cash and cash equivalents	168	23
Other current assets	1,189,628	677,621
Total current assets	1,189,796	677,644
Non-current assets
Property, Plant and equipment	20,946	18.028
Intangible Assets	799.198	617,325
Other non-current assets	1,183,295	546,569
Total non-current assets	2,003,439	1,181,922
Current liabilities
Financial liabilities	437.231	362,431
Other current liabilities	862.617	699.001
Total current liabilities	1,299,848	1,061,432
Non-current liabilities
Financial liabilities	60	60
Other non-current liabilities	214.143	165,507
Total non-current liabilities	214.203	165,567
Net assets	1,679,184	632,567

	Bioceres Crops SA
Summary statement of comprehensive income	June 30, 2025	June 30, 2024
Revenue	654,729	682.680
Financial income	604.443	1,573,122
Financial expenses	(350.353)	(324.191)
Depreciation and amortization	(65.666)	(49.114)
Loss of the year	(3,395,141)	(5,750,622)

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

	Synertech
Summary statement of financial position	June 30, 2025	June 30, 2024
Current assets
Cash and cash equivalents	1,616,730	2.810
Other current assets	9,635,876	51,100,966
Total current assets	11,252,606	51,103,776
Non-current assets
Property, Plant and equipment	12,084,156	10,193,406
Other non-current assets	52,380,698	-
Total non-current assets	64,464,854	10,193,406
Current liabilities
Financial liabilities	26,324,062	17,313,417
Other current liabilities	6,738,329	7,974,886
Total current liabilities	33,062,391	25,288,303
Non-current liabilities
Financial liabilities	-	-
Other non-current liabilities	1,496,205	3,138,500
Total non-current liabilities	1,496,205	3,138,500
Net assets	41,158,864	32,870,379

	Synertech
Summary statement of comprehensive income	June 30, 2025	June 30, 2024
Revenue	25,684,066	33,831,375
Financial income	1,930,081	1,487,413
Financial expenses	(8,679,917)	(4,075,681)
Depreciation and amortization	1,531,982	907,734
Loss of the year	(1,991,688)	871,933
Other comprehensive income	10,280,172	24,594,689
Total comprehensive income	8,288,484	25,466,622

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Natal Agro SRL
Summary statement of financial position	June 30, 2025
Current assets
Cash and cash equivalents	41.139
Other current assets	9,914,713
Total current assets	9,955,852
Non-current assets
Property, Plant and equipment	121.811
Other non-current assets	93,632
Total non-current assets	215,443
Current liabilities
Financial liabilities	4,757,805
Other current liabilities	3,872,449
Total current liabilities	8,630,254
Non-current liabilities
Other non-current liabilities	729.121
Total non-current liabilities	729.121
Net assets	811,920

Natal Agro SRL
Summary statement of comprehensive income	June 30, 2025
Revenue	6,642,787
Financial income	24.429
Financial expenses	(2,011,748)
Depreciation and amortization	(122,719)
Loss of the year	1,126,424

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

13.	BALANCES AND TRANSACTIONS OF SHAREHOLDERS AND OTHER RELATED PARTIES

For the purposes of these financial statements, related parties are considered to be those natural or legal persons that have a relationship (in the terms of IAS 24) with the company Rizobacter Argentina SA.

Societies	Trade receivables	Other current receivables	Non-current Trade receivables	Other non-current receivables	Trade payables and other current payables	Employee benefits and social security	Trade payables and other non-current payables	Non-current Borrowings
Associates and joint ventures
Synertech Industries SA	5.017	-	-	-	625.093	-	52,457,530	-
Bioceres Crops SA	11	127,684	-	-	1,086,282	-	-	-
Other related parties
Espartina SA	-	-	-	-	-	-	-	-
Bioceres S.A.	-	-	-	-	252.747	-	-	-
Bioceres LLC	-	-	-	-	75.336	-	-	161.725
Bioceres Crop Solutions Corp	-	3.370.108	-	25.763.377	340.354	-	-	12.884.414
BCS Holding Inc	-	1.228.761	466.178	9.709.011	92.992	-	-	-
RASA Holding LLC	-	-	-	21,279,858	-	-	-	-
Bioceres Crops of Brazil	-	-	-	6,474,870	84,632	-	-	-
Pro Farm Group Inc.	16,884	-	-	4,554,021	738,917	-	2,523,066	-
Pro Farm Technologies Com. Agricultural Inputs of Brazil Ltda.	-	-	-	115.541	-	-	-	274.994
Pro Farm Technologies OY	-	-	-	-	38.085	-	-	-
Pro Farm OU	176.433	-	-	-	1,191,114	-	-	221,877
RIFarm Mexico	166,389	-	-	788,485	-	-	-	-
Agrochemical Supplies SA	-	-	15,160,066	3,316,875	-	-	-	-
Natal Agro SRL	-	-	116,219	3,432,550	-	-	-	-
Trigall Genetics	-	-	491,617	-	3,637,472	-	-	-
Management staff and others	-	-	-	-	341,437	65.006	-	-
Shareholders	147	-	-	-	2.112	-	30	-
Agrality S.A.	-	-	56.919	-	-	-	-	-
Agrality Seeds	-	-	-	270,943	-	-	-	-
Rosario Agrobiotechnology Institute SA	-	-	204,674	-	89,518	-	-	-
Metabolic Engineering Inc.	-	-	7.103	-	216	-	-	-
Heritas S.A.	-	-	30.922	-	-	-	-	-
Alfalfa Technologies S.R.L.	-	-	-	330,883	-	-	-	-
Other related parties	-	-	3,239,005	-	-	-	-	-
TOTAL	364,881	4,726,553	19,772,703	76,036,414	8,596,307	65.006	54,980,626	13,543,010

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Societies	Trade receivables	Other current receivables	Trade payables and other payables	Employee benefits and social security	Current Borrowings	Trade payables and other non-current payables	Non-current Borrowings
Associates and joint ventures
Synertech Industries SA	-	-	36,742,544	-	-	-	-
Bioceres Crops SA	11	127,684	362,710	-	-	-	-
Other related parties
Bioceres SA	-	-	451.622	-	-	-	-
Bioceres LLC	-	-	-	-	1.069.104	-	-
Bioceres Crop Solutions Corp	-	26.124.275	1.104.254	-	10.648.593	-	3.103.855
BCS Holding Inc	-	7.546.395	-	-	-	-	-
RASA Holding LLC	-	12.693.593	-	-	-	-	-
Bioceres Semillas SA	-	23,171,930	1,210,375	-	1,383,651	-	-
Bioceres Crops of Brazil	3,154,658	-	-	-	-	-	-
Pro Farm Group Inc.	752	429.176	313.019	-	-	-	-
Pro Farm International OY	-	-	11.837	-	-	-	-
Pro Farm OU	-	11.424	1,837,060	-	-	-	-
Glinatur SA	40,538	-	-	-	4,560,621	-	-
Agrochemical Supplies SA	7,064,783	1,198,088	-	-	-	-	-
Natal Agro SRL	-	896,700	-	-	-	-	-
Trigall Genetics	712.140	-	510.144	-	-	-	-
Management staff and others	-	-	32,480	135.178	-	-	-
Shareholders	-	-	2.116	-	-	30	-
Agrality SA	110,050	-	-	-	-	-	-
Agrality Seeds	-	188,882	-	-	-	-	-
Rosario Agrobiotechnology Institute SA	13.112	-	54,513	-	-	-	-
Metabolic Engineering Inc.	5.389	-	2.781	-	-	-	-
Valorasoy SA	-	322,940	-	-	-	-	-
TOTAL	11,101,433	72,711,087	42,635,455	135.178	17,661,969	30	3,103,855

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Balances with related parties by currency

Trade receivables and other receivables	June 30, 2025	June 30, 2024
In Argentine pesos	134,798	127,690
In US dollars	94.175.342	80,530,172
In reales	6,590,411	3,154,658
Total	100.900.551	83.812.520

Trade payables and other payables	June 30, 2025	June 30, 2024
In Argentine pesos	382.245	849.085
In US dollars	63,194,688	41,786,400
Total	63,576,933	42,635,485

Employee benefits and social security	June 30, 2025	June 30, 2024
In Argentine pesos	65.006	135.178
Total	65.006	135.178

Borrowings	June 30, 2025	June 30, 2024
In US dollars	13,268,016	20,765,824
In reales	274,994	-
Total	13,543,010	20,765,824

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

During the financial year ended June 30, 2025 and 2024, the transactions between the Group and related parties were as follows:

COMPANIES / OPERATIONS	Sales of goods and services	Purchases of goods and services	Remunerations	Borrowings granted	Interest on Borrowings granted	Loan collection	Borrowings taken out	Interest on Borrowings taken out	Payment of Borrowings taken	Professional fees	Expense recovery	Provision of services	Irrevocable Contributions
ASSOCIATES AND JOINT VENTURES
Bioceres Crops. S.A.	-	-	-	3.008.777	-	-	-	-	-	-	382.028	-	3.008.777
Synertech Industrias S.A.	4.106.508	19.092.776	-	-	-	-	-	-	-	-	603.793	289.559	-

OTHER RELATED PARTIES
Bioceres Crop Solutions Corp	-	-	-	24.054	1,377,153	47,596	244.788	355.936	746.279	-	-	-	-
BCS Holding Inc.	-	-	-	898	358.109	-	-	-	-	-	-	-	-
RASA Holding Inc.	-	-	-	3,158,021	834,244	97.450	-	-	-	-	-	-	-
Bioceres Semillas SA	340,739	36.922	-	19,039,685	7,353,299	169.601	-	55.112	-	-	213,874	-	-
Agrochemical Supplies SA	-	-	-	1,486,526	69,670	-	-	-	-	-	114,790	-	-
Bioceres Crops of Brazil	184,533	-	-	-	219	-	32.693	-	-	-	-	-	-
Pro Farm Group Inc.	-	-	-	28.898	29.719	-	-	-	-	-	-	-	-
Pro Farm OR	-	1,336,271	-	-	-	-	-	96,584	-	-	-	-	-
Pro Farm Technologies Com. Agricultural Inputs of Brazil Ltda.	-	-	-	-	-	-	187,671	22,167	-	-	-	-	-
Glinatur SA	-	-	-	-	-	-	5,274,376	20.395	-	-	-	-	-
Natal Agro SRL	92.817	-	-	1,610,614	123.475	-	-	-	-	-	-	-	-
Bioceres S.A.	-	86.225	-	(172.451)	-	-	-	-	-	88.468	18.027	-	-
Bioceres LLC.	-	-	-	-	-	-	-	138,812	-	-	-	-	-
Metabolic Engineering Inc.	-	51,097	-	-	-	-	-	-	-	-	-	-	-
Agrallity SA	43.912	-	-	-	-	-	-	-	-	-	-	63.083	-
Rosario Agrobiotechnology Institute SA	-	4.987	-	-	-	-	-	-	-	-	-	129.619	-
Valorasoy SA	-	-	-	90,783	18.861	361,667	-	-	-	-	-	-	-
Management staff and others	377,492	-	1,099,341	-	-	-	-	-	-	-	-	-	-
Other related companies	1,359,896	1,145,591	-	-	-	-	-	-	-	-	-	-	-

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

COMPANIES / OPERATIONS	Sales of goods and services	Purchases of goods and services	Remunerations	Royalties	Borrowings granted	Interest on Borrowings granted	Loan collection	Borrowings taken out	Interest on Borrowings taken out	Payment of Borrowings taken	Research agreement	Professional fees	Expense recovery	Provision of services	Irrevocable Contributions
ASSOCIATES AND JOINT AGREEMENTS
Bioceres Crops. S.A.	-	-	-	-	-	-	-	-	-	-	-	-	307.450	-	552.863
Synertech Industrias S.A.	13.968.979	17.489.987	-	-	-	-	-	-	-	-	-	-	516.346	258.753	-

OTHER RELATED PARTIES
Bioceres Crop Solutions Corp	-	-	-	-	200.431	595.318	637.920	2.210.925	326.579	1.341.259	-	-	-	-	-
BCS Holding Inc.	-	-	-	-	37.211	173.166	-	-	-	-	-	-	-	-	-
RASA Holding Inc.	-	-	-	-	2,315,251	314,429	-	-	-	-	-	-	-	-	-
Bioceres Semillas SA	1,499,386	51,346	-	291,628	9,772,688	269,505	-	540,000	33.155	-	-	12.006	302.019	-	-
Agrochemical Supplies SA	2,471,378	-	-	-	721,774	34,710	660,571	-	-	-	-	-	-	46,935	-
Bioceres Crops of Brazil	985,895	-	-	-	1,391,409	-	-	-	-	-	-	-	-	-	-
Pro Farm Technologies Com. Agricultural Inputs of Brazil Ltda.	359,424	-	-	-	365,406	-	-	-	7.963	-	-	-	-	-	-
Glinatur SA	-	20,847	-	-	-	-	-	-	149,655	113.455	-	-	-	-	-
Natal Agro SRL	-	-	-	-	894.733	491	-	-	-	-	-	-	-	-	-
Bioceres S.A.	-	-	-	-	-	-	-	-	-	-	-	18.017	-	-	-
Bioceres LLC.	-	-	-	-	-	-	-	-	15.295	-	-	-	-	-	-
Metabolic Engineering Inc.	-	2.945	-	-	-	-	-	-	-	-	-	-	-	-	-
Agrallity SA	570.545	3.062	-	-	-	-	-	-	-	-	3.508	-	-	32.014	-
Rosario Agrobiotechnology Institute SA	1.424	-	-	-	-	-	-	-	-	-	25.834	-	-	-	-
Valorasoy SA	-	-	-	-	247,761	-	-	-	-	-	-	-	-	-	-
Management staff and others	565.237	-	671,543	-	-	-	-	-	-	-	-	-	-	-	-
Other related companies	5,466,156	999,728	-	-	-	-	-	-	-	-	-	-	-	-	-

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

14.	CASH FLOW INFORMATION

The following are significant non-monetary transactions related to investing and financing activities:

	June 30, 2025	June 30, 2024
Investment activities
Capitalization of interest on building in progress	403,868	106.290
Reclassification of investment properties to property, plant and equipment	-	2,657,864
	403,868	2,764,154

15.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group is exposed to various financial risks arising from its activities and the use of financial instruments. This Note provides information about the Group's exposure to certain risks, as well as the objectives, policies, and processes implemented to measure and manage each type of risk.

The Group does not use derivative financial instruments to hedge any of the aforementioned risks.

General objectives, policies and processes

The Board of Directors is responsible for establishing and overseeing the Group's risk management objectives and policies and, although it has the ultimate responsibility, has delegated to Group Management the responsibility of designing and implementing processes that ensure the effective implementation of these objectives and policies. Therefore, Management periodically reports to the Board on the progress of risk management activities and results. The overall objective of the Board of Directors is to establish policies that seek to reduce risk as much as possible without unduly affecting the Group's competitiveness and flexibility.

The Group's risk management policy is established to identify and analyze the risks faced by the Group, in order to establish appropriate risk limits and controls to monitor risks and compliance with them. Risks and risk management methods are regularly reviewed to reflect changes in market conditions and the Group's activities. By providing training and implementing management standards and procedures, the Group seeks to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group seeks to use appropriate financing methods to minimize capital costs and effectively manage and control its financial risks. Unless otherwise indicated in this Note, there have been no material changes in the Group's exposure to financial instrument risks, its objectives, policies and processes for managing such risks, or the methods used to measure them compared to prior periods.

The Group has adopted a code of ethics applicable to its senior executive, financial, and accounting leaders, as well as all its employees.

The principal risks and uncertainties facing the business, listed below, are not presented in any particular order of relative importance or probability of occurrence.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty of the Group fails to meet its contractual obligations. It arises primarily from trade and other receivables, as well as cash and deposits with financial institutions.

The credit risk to which the Group is exposed is defined primarily in the Group's accounts receivable, followed by cash and cash equivalents, given that they are logically important in allowing the Group to meet its short-term needs.

Trade receivables and other receivables

Credit risk is the risk of financial loss if a customer or counterparty of the Group fails to fulfill its contractual obligations. It arises primarily from trade receivables and other receivables arising from the sale of services and products, and from financing from other Group companies. The Group is also exposed to political and economic risks, which may result in non-payment of local and foreign currency obligations assumed by the Group's customers, partners, contractors, and suppliers.

The Group sells its products to a diverse customer base. These include multinational and local agricultural companies, distributors, and farmers who purchase the Group's products. The type and class of customers may vary depending on the Group's business segments.

To determine the concentration of credit risk, Group Management periodically monitors the credit rating of existing customers and analyzes the aging of commercial loans monthly. To monitor credit risk, customers are grouped based on their credit characteristics.

The Group's policy is to manage credit exposure to counterparties with which it transacts through a credit rating process. The Group conducts credit assessments of existing and new customers, and each new customer is thoroughly reviewed for credit quality before offering transaction terms. The Group's analysis includes external credit rating information, where available. Furthermore, if independent external credit ratings are unavailable, the Group assesses the customer's credit quality, taking into account their financial position, past experience, banking references, and other factors. A credit limit is set for each customer. These limits are reviewed periodically. Customers who do not meet the Group's credit quality criteria may do business with the Group by paying upfront or providing collateral satisfactory to the Group. The Group may request any collateral it deems necessary, regardless of the customer's credit profile.

To cover trade credit, the Group maintains credit insurance for its main subsidiaries, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful accounts, which, in management's estimation, adequately reflect the loss inherent in doubtful accounts. The Group's maximum exposure to credit risk is represented by the carrying amount of each financial asset in the Statement of Financial Position after deducting the allowance for impairment.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Therefore, the allowance for losses as of June 30, 2025 was determined as follows:

June 30, 2025	Current	Overdue more than 15 days	Overdue more than 30 days	Overdue more than 60 days	Overdue more than 90 days	Overdue more than 120 days	Overdue more than 180 days	Overdue for more than 270 days	Overdue more than 365 days	Total
Expected loss rate	0.12%	0.03%	0.03%	0.04%	0.00%	0.04%	21.01%	27.52%	77.35%

Trade receivables	76,490,140	12,176,578	4,563,373	862.258	3,253,229	867,279	8,902,608	9,877,842	12,811,850	129.805.157

Provision for impairment of trade receivables	92.005	3.849	1,570	320	130	362	1,870,600	2,718,736	9,909,871	14,597,443

Cash and bank deposits

The Group is exposed to the credit risk of its counterparties through its cash and cash equivalents. The Group maintains cash deposits with various financial institutions. The Group manages its credit exposure risk by restricting its individual deposits to clearly defined limits. The Group only makes deposits with high-quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the Statement of Financial Position.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when due.

The Group's approach to managing its liquidity risk consists of managing its debt maturity profile and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit lines. However, the Group currently faces financial uncertainty, as described in Note 2.3. In this context, the Group is evaluating and implementing various alternatives. In particular, significant progress has been made in optimizing working capital and adapting its cost structure to current market conditions. Discussions are ongoing with local financial institutions to refinance existing liabilities and restore confidence, while long-term financing options or capital increases are being analyzed for the parent company, Bioceres Crop Solutions.

To manage its current and future financing capacity, the Group always seeks to maintain diversified sources of financing by obtaining adequate financing lines from high-quality lenders.

Cash flow projections are prepared both individually for each entity and on a consolidated basis. The projections are reviewed by the Board in advance, allowing it to anticipate the Group's cash needs. The Group reviews its liquidity needs projections to ensure it has sufficient cash to meet its operating needs, including the amounts required to settle financial liabilities.

Cash flow generation over the next twelve months depends on the success of the initiatives mentioned in Note 2, which cannot be guaranteed as they depend on factors beyond the Group's control. The uncertainty regarding our ability to secure additional financing indicate the existence of a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

The following table presents the contractual maturities of financial liabilities:

As of June 30, 2025	Up to 3 months	3 to 12 months	Between one and three years
Trade payables and other payables	14,495,975	47,370,440	-
Trade payables and other payables to related parties	8,596,307	-	54,980,626
Borrowings	88,824,605	46,192,288	42,225,148
Related-party Borrowings	-	-	13,543,010
Lease liability	1,195,513	1,890,308	10,078,231
Total	113.112.400	95.453.036	120.827.015

As of June 30, 2024	Up to 3 months	3 to 12 months	Between one and three years
Trade payables and other payables	28,066,562	19,466,488	-
Trade payables and other payables to related parties	41,334,519	1,300,966	-
Borrowings	64,190,851	38,441,911	51,988,643
Related-party Borrowings	3,311,260	17,383,974	26.716
Lease liability	666.065	1,896,176	7,253,600
Total	137,569,257	78,489,515	59,268,959

As of June 30, 2025 and 2024, the Group was not exposed to derivative liabilities.

Exchange rate risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in exchange rates. Foreign exchange risk arises when the Group conducts transactions in a currency other than its functional currency.

The following table shows our net exposure to foreign exchange risk as of June 30, 2025:

June 30, 2025
Concept	Amount in foreign currency
ASSET
Cash and cash equivalents	19,703,541
Trade receivables and other receivables	29,124,979
Trade receivables and other receivables from related parties	6,725,209
TOTAL ASSETS	55,553,729
PASSIVE
Trade payables and other payables	25,901,970
Trade payables and other payables to related parties	382.245
Borrowings	25,031,292
Related-party Borrowings	274,994
Employee benefits and social security	5,176,972
Employee benefits and social security with related parties	65.006
Total LIABILITIES	56,832,479

Considering only this net exposure to foreign exchange risk as of June 30, 2025, if there were a revaluation or depreciation of the U.S. dollar against other foreign currencies and all other variables remained constant, there would be a positive or negative impact on comprehensive income due to exchange rate differences. We estimate that a 10% devaluation or appreciation of the U.S. dollar relative to other currencies during the year ended June 30, 2025, would have resulted in a net pre-tax loss or gain of approximately $127,000.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Interest rate risk

The Group's financing costs may be affected by interest rate volatility. In accordance with the Group's interest rate management policy, the Group's borrowings may be at either fixed or floating rates. The Group maintains adequate committed borrowing facilities and most of its financial assets are in cash or cashed customer checks ready to be converted into fixed amounts of cash.

The Group's interest rate risk primarily arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The composition of the Group's debt is presented below :

	June 30, 2025	June 30, 2024
	Book value	Book value
Fixed rate instruments
Current financial liabilities	112,031,893	112,867,749
Non-current financial liabilities	42,225,148	33,021,923

Variable rate instruments
Current financial liabilities	22,985,000	1,366,667
Non-current financial liabilities	-	-

Considering that variable-rate bank and financial debt is not significant, a decrease or increase in interest rates would not have a material impact.

The Group does not use derivative financial instruments to hedge its exposure to interest rate risk.

Capital risk

The Group's objectives in managing capital are to safeguard the Group's ability to continue operating as a going concern, in order to provide returns to shareholders and benefits to other stakeholders, while maintaining an optimal capital structure that reduces the cost of capital.

The Group manages its capital structure and makes adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Group may adjust the amount of dividends it could pay to shareholders, return capital, issue new shares, or sell assets to reduce debt.

Financial instruments by category

The following tables show, for financial assets and liabilities recorded as of June 30, 2025 and 2024, the additional information required by IFRS 7.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Financial assets by category

	Amortized cost		Fair value through profit or loss
Financial asset	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Cash and cash equivalents	9,101,732	11,750,946	14,796,489	17,754,952
Other financial assets	128	172,969	1,086,109	7,366,956
Trade receivables and other receivables	121.435.141	114,651,152	-	-
Trade receivables and other receivables from related parties	100.900.551	83.812.520	-	-
Total	231,437,552	210.387.587	15,882,598	25,121,908

(*) Advances for expenses and tax balances are not included.

Financial liabilities by category

	Amortized cost		Fair value through profit or loss
Financial liabilities	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Trade payables and other payables	60,041,679	46,521,721	1,824,736	1,011,329
Trade payables and other payables to related parties	63,576,933	42,635,485	-	-
Borrowings	177.242.041	147,256,339	-	-
Related-party Borrowings	13,543,010	20,765,824	-	-
Employee benefits and social security	5,217,077	3,561,284	-	-
Employee benefits and social security with related parties	65.006	135.178	-	-
Lease liability	13,164,052	9,815,841	-	-
Total	332,849,798	270,691,672	1,824,736	1,011,329

Financial instruments measured at fair value

Fair value by hierarchy

In accordance with the requirements of IFRS 7, the Group categorizes each class of financial instruments valued at fair value into three levels, depending on the relevance of the judgment associated with the assumptions used to measure fair value.

Level 1 comprises financial assets and liabilities whose fair values have been determined by reference to quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 comprises data other than quoted prices included in Level 1, which are observable for the asset or liability, both directly (i.e., prices) and indirectly (i.e., derived from prices).

Level 3 comprises financial instruments for which the assumptions used in estimating fair value are not based on information observable in the market.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

Measured at fair value as of 06/30/2025	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	1,086,109	-	-
Mutual funds	14,796,489
Financial liabilities at fair value
Trade payables and other payables	-	1,824,736	-

Measured at fair value as of 06/30/2024	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	2,539,326	-	-
Mutual funds	22,582,582	-	-
Financial liabilities at fair value
Trade payables and other payables	-	1,011,329	-

Estimation of fair value

The fair value of marketable securities, mutual funds, stocks and U.S. Treasury bills is calculated using the market approach based on market quotations of identical assets. The quoted market price used for financial assets held by the Group is the current offered price. These instruments are included in Level 1.

The Group's financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information and, therefore, rely as little as possible on entity-specific estimates. If all significant inputs required to value an instrument are observable, the instruments are included in Level 2.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3.

The Group's policy is to recognize transfers between different categories of the fair value hierarchy as they occur or when there are changes in the circumstances that trigger the transfer. No transfers occurred between fair value levels. There have been no changes in economic or business circumstances that affect fair value.

16.	SHARE BASED PAYMENTS

2023 Omnibus Stock Incentive Plan

Crop Solutions stock option plan to certain directors, executive officers and management of the Group.

- Base Plan: to be consolidated and exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with an exercise price of US$10.47.

- Performance Plan: to vest and become exercisable if the Group's fiscal year 2025 EBITDA reaches at least USD 120 million and up to USD 150 million, and to vest proportionally up to 100% if EBITDA reaches or exceeds USD 150 million. These options also have an exercise price of USD 10.47.

The fair value of the stock options at the grant date was estimated using the Black-Scholes model considering the terms and conditions under which the stock options were granted and adjusted to consider the potential dilutive effect of future exercise of the options.

Factor	Omnibus plan
Average share value	10.79
Strike price	10.47
Weighted average volatility	54.73%
Dividend rate	0%
Weighted average risk-free interest rate	4.47%
Weighted average expected life	2.97 years
Weighted average fair value of stock options at the measurement date	4.47

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

There are no market-related performance conditions or non-vesting conditions that should be considered in determining the fair value of the options.

The Group estimates that 100% of the stock options will be exercised, taking into account the historical tenure patterns of executives and the likelihood of options being exercised. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and movements of the Group's executive and director stock options during the year:

	June 30, 2025
	Number of options	Strike price
At the beginning	1,628,334	4.55
Cancelled during the year	(758,334)	4.55
At closing	870,000	4.47

As of June 30, 2025, expenses associated with the stock-based incentive plans amounted to $1,894,624, recorded in earnings within "Stock-based incentives." Of this amount, $1,887,988 were recognized by the Company incurring a debt with Bioceres Crop Solutions Corp. The remaining $6,636 are part of the Company's equity, included in "Earnings from investments accounted for using the equity method."

As of June 30, 2024, expenses associated with the stock-based incentive plans amounted to $2,225,861, recorded in results within "Stock-based incentives." Of this amount, $2,168,575 were recognized by contracting a debt by the Company with Bioceres Crop Solutions Corp. The remaining $57,286 are part of the Company's net equity included in "Results from investments accounted for using the equity method."

17.	ENCUMBERED ASSETS AND ASSETS OF RESTRICTED AVAILABILITY.

The encumbered assets and assets with restricted availability as of June 30, 2025, are detailed in the following table:

Detail	Asset value	Type of debt	Amount of debt	Type of restriction	Bank
Computer equipment	307,371	Commercial	501.130	Leasing	HP
Total	307,371		501.130

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corresponding to the fiscal year beginning on July 1, 2024, and ending on June 30, 2025,

presented in comparative form (values in thousands of pesos)

18.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

(a) Contingencies

There are several administrative, judicial, and extrajudicial proceedings arising from the ordinary course of business in which Rizobacter's subsidiaries and/or related companies are involved. The Group estimates that these proceedings, or the cumulative effect of all of them considered together, will not have a significant adverse effect on the Group's financial condition or future results of operations, taking into account the opinions of its legal and professional advisors and the contingency provisions recorded at year-end.

(b) Restrictions on the distribution of profits

Retained Earnings from First-Time Adoption of IFRS

In accordance with the provisions of RG 609/12 of the CNV, the positive unallocated results as of June 30, 2015, due to the adoption of IFRS, were reassigned to a Special Reserve, which was approved by the Shareholders' Meeting held on September 14, 2015, which considered the corresponding individual and Consolidated financial statements ended on June 30, 2015.

The Special Reserve may only be withdrawn for capitalization or to absorb any negative balances in the "Unallocated Earnings" account.

Legal Reserve

Pursuant to Article 70 of the Commercial Companies Law No. 19,550, every company must allocate 5% of its net profits each year to a legal reserve until it reaches 20% of its adjusted share capital.

19.	COMPLIANCE WITH THE PROVISIONS OF RG No. 629/2014 CNV

In compliance with General Resolution No. 629/2014 and its complementary Resolution No. 632/2014 of the National Securities Commission (CNV), we inform that the commercial books, the corporate books, and the accounting records, as well as the supporting documentation, are located at the registered office at Avda. Dr. Arturo Frondizi No. 1150 - Industrial Park, Pergamino, Province of Buenos Aires.

20.	ECONOMIC CONTEXT IN WHICH THE GROUP OPERATES

The Group operated in a complex economic environment, with key variables experiencing significant volatility, both domestically and internationally.

The main indicators in our country were:

•	The country ended 2024 with a 1.7% drop in activity, according to preliminary GDP data.
•	Cumulative inflation between July 1 and June 30, 2025, reached 42.07% (CPI).

Between July 1, 2024, and June 30, 2025, the peso depreciated against the US dollar, from $910.50/US$ at the beginning of the period to $1,200.50/US$ at the end of the period.

The Group's financial statements should be read in light of these circumstances.

21.	EVENTS SUBSEQUENT TO THE REPORTING PERIOD

Since June 30, 2025, no other situations or circumstances have occurred other than those already mentioned that could require significant adjustments or new disclosures in the consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

See our report dated September 5, 2025 PRICE WATERHOUSE & Co. SRL

( Partner) CPCE Prov. Bs . As. Tº 1 - Fº 33 – Legajo 33 Dr. Andrés Suarez Public Accountant (UBA) CPCE Prov. Bs . As. T° 181 – F° 237 – Leg. 47248/4 CUIT: 20-17203505-2	CP Humberto Santoni Supervisory Commission	Marcelo Adolfo Carrique President
62